EVERGREEN MARINE CORPORATION
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT AUDITORS
FOR THE SIX MONTHS ENDED
JUNE 30, 2006 AND 2005

The reader is advised that the accompanying financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

ERNST & YOUNG
致遠會計師事務所

11012台北市基隆路一段333號9樓
International Trade Buliding
Taipei World Trade Center
9F, 333 Keelung Road, Sec. 1,
Taipei, Taiwan 11012, R.O.C.

Tel : 886 2 2720 4000
Fax : 886 2 2757 6050
www.ey.com/tw

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of June 30, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under the equity method, is based solely on the reports of other auditors. Those statements reflect long-term equity investments of 49,742,507 thousand New Taiwan dollars and 45,677,342 thousand New Taiwan dollars, constituting 57.47% and 49.20% of the total assets as of June 30, 2006 and 2005, respectively, and reflect net investment loss of 1,825,273 thousand New Taiwan dollars and net investment income of 3,042,721 thousand New Taiwan dollars.

We conducted our audits in accordance with the "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the six months then ended in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan.

As discussed in Note C to the financial statements, effective from January 1, 2006, the Company has adopted the SFAS No.34, "Accounting for Financial Instruments" and No.36, "Disclosure and Presentation of Financial Instruments".

We have also reviewed the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the six months ended June 30, 2006 and 2005, on which we have issued an unqualified opinion with explanatory paragraph thereon.

Ernst & Young

August 22, 2006
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

BALANCE SHEETS

June 30, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars)

ASSETS	June 30, 2006	June 30, 2005
Current Assets		
Cash and cash equivalents (Notes B & D1)	$4,056,072	$8,437,439
Financial assets at fair value through profit or loss(Notes B,C & D2)	3,728,518	11,457,638
Held-to-maturity financial assets(Notes B,C & D3)	25,455	20,472
Derivative financial assets held for hedging(Notes B,C & D4)	66,820	-
Notes receivable (Note B)	23	26
Accounts receivable, net (Notes B & D5)	1,549,630	2,806,562
Accounts receivable - related parties (Notes B, D5 & E)	436,065	364,568
Other receivables (Notes B & D6)	307,114	722,815
Other receivables - related parties (Notes B, D6 & E)	704,610	643,178
Other financial assets - current, net (Notes B & D7)	2,814	-
Inventories (Notes B & D8)	570,566	569,141
Prepayments	126,914	131,495
Other	376	7,271
Deferred income tax assets - current (Notes B & D27)	19,785	-
Restricted assets - current (Note F)	133,415	131,700
Other current assets (Notes D9 & E)	3,903,786	2,575,045
Total Current Assets	15,631,963	27,867,350
Long-Term Investments (Notes B, C,D10 & E)		
Available-for-sale financial assets-non current	586,680	569,520
Held-to-maturity financial assets-non current	-	20,472
Financial assets carried at cost-non current	2,182,966	2,205,694
Debt investments with no active market	12,709	12,035
Long-term equity investments accounted for by the equity method	57,243,081	53,029,764
Other long-term investments	312	312
Total Long-Term Investments	60,025,748	55,837,797
Property, Plant and Equipment (Notes B, D11, E & F)		
Land	1,998,859	1,998,859
Buildings	1,511,958	1,360,344
Loading/discharging equipment	4,158,619	3,257,232
Computer equipment	136,181	107,663
Transportation equipment	16,214,619	17,086,360
Ships and equipment	8,232,438	9,877,935
Dock facilities	622,238	661,844
Office equipment	212,393	216,411
Costs and revaluation increments	33,087,305	34,566,648
Less: Accumulated depreciation	(23,261,529)	(26,449,300)
Prepayments for equipment	475,406	281,230
Total Property, Plant and Equipment, Net	10,301,182	8,398,578
Intangible Assets		
Deferred pension costs (Note B)	124,492	135,334
Other Assets		
Refundable deposits	39,531	39,333
Deferred charges (Note B)	114,079	165,920
Long-term installment receivables (Note D12)	318,569	388,425
Total Other Assets	472,179	593,678
TOTAL ASSETS	$86,555,564	$92,832,737

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2006	June 30, 2005
Current Liabilities		
Short-term loans (Note D13)	$100,000	$500,000
Financial liabilities at fair value throuth profit or loss(Notes B, C & D14)	115,912	85,020
Notes payable	7,164	14,107
Accounts payable	2,597,006	1,492,178
Accounts payable - related parties (Note E)	1,036,438	188,231
Income tax payable (Note B)	929,671	996,533
Accrued expenses (Notes B, D15 & E)	3,043,302	3,828,804
Other payables(Note D16)	5,146,233	5,126,918
Other reveivable-related parties(Notes D16 & E)	1,251,542	-
Long-term liabilities due within one year (Notes B & D17)	5,231,333	3,986,849
Other current liabilities (Note E)	1,266,440	2,239,009
Deferred income tax liabilities - current (Notes B & D27)	-	53,091
Total Current Liabilities	20,725,041	18,510,740
Long-Term Liabilities (Note B)		
Derivative financial liabilities held for hedging-non current(Notes B, C & D18)	16,202	-
Financial liabilities accounted for by the cost method-non current(Notes B, C & D19)	9,004	-
Corporate bonds payable (Notes B & D20)	4,624,162	9,003,497
Long-term loans (Note D21)	2,005,667	9,390,683
Total Long-Term Liabilities	6,655,035	18,394,180
Other Liabilities		
Accrued pension liability (Note B)	439,069	555,652
Guarantee deposits received	125	85
Deferred income tax liabilities - non-current (Notes B & D27)	1,308,382	1,752,694
Deferred credits(Note E)	973,247	324,289
Total Other Liabilities	2,720,823	2,632,720
Total Liabilities	30,100,899	39,537,640
Capital Stock (Note D22)		
Common stock	27,251,676	24,613,860
Stock dividends to be distributed	1,907,617	2,461,386
Total Capital Stock	29,159,293	27,075,246
Capital Surplus (Note D23)		
Paid-in capital in excess of par - common stock	3,353,601	3,147,552
Donated capital	372	372
Long-term investments	1,491,189	1,485,728
Others	6,713	6,713
Total Capital Surplus	4,851,875	4,640,365
Retained Earnings (Note D24)		
Legal reserve	6,442,985	5,220,594
Special reserve	957,344	957,344
Unappropriated retained earnings	14,067,795	16,128,530
Total Retained Earnings	21,468,124	22,306,468
Equity Adjustments		
Cumulative translation adjustments (Note B)	1,059,074	(405,218)
Net loss not recognized as pension cost (Note B)	(298,003)	(486,017)
Deferred credits	-	164,253
Unrealized gain on available-for-sale financial asset(Notes B & C)	187,717	-
Unrealized gain on cash flow hedge(Notes B & C)	33,107	-
Other(Notes B & C)	(6,522)	-
Total Equity Adjustments	975,373	(726,982)
Total Stockholders' Equity	56,454,665	53,295,097
Commitments and Contingent Liabilities (Note G)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$86,555,564	$92,832,737

The accompanying notes are an integral part of the financial statements.
(Please refer to Ernst & Young independent auditors' report dated August 22, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars, Except Earnings Per Share)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Operating Revenues (Notes B, D25 & E)	$17,763,761	$21,236,759
Operating Costs (Notes D26 & E)	(15,101,649)	(15,875,604)
Gross Profit	2,662,112	5,361,155
Operating Expenses (Notes D26 & E)	(1,218,670)	(1,239,460)
General and administrative expenses	(1,218,670)	(1,239,460)
Operating Profit	1,443,442	4,121,695
Non-Operating Income		
Interest income	103,979	49,151
Investment income accounted for under the equity method (Notes B & D10)	-	3,246,511
Dividend income	8,872	10,055
Gain on disposal of property, plant and equipment (Notes B & E)	168,682	3,670
Gain on disposal of investments(Note C)	86,997	-
Foreign exchange gain(Notes B & C)	5,474	334,936
Rent income (Note E)	31,435	29,133
Gain on valuation of financial assets(Notes B & C)	-	76,312
Gain on valuation of financial liabilities(Note B)	177,339	-
Others	84,609	50,741
Total Non-Operating Income	667,387	3,800,509
Non-Operating Expenses		
Interest expense (Note C)	(80,215)	(288,772)
Investment loss accounted for under the equity method (Notes B & D10)	(1,761,655)	-
Other investment loss (Notes C & D10)	-	(1,300)
Loss on disposal of property, plant and equipment (Note B)	(1,500)	(7,498)
Loss on disposal of investment (Note C)	-	(222)
Financial expenses	(26,503)	(37,036)
Loss on valuation of financial assets (Note B)	(64,803)	-
Loss on valuation of financial liabilities(Notes B & C)	-	(130,900)
Others	(3,079)	(2,068)
Total Non-Operating Expenses	(1,937,755)	(467,796)
Income before Income Tax	173,074	7,454,408
Income Tax Expense (Notes B & D27)	(17,871)	(1,291,389)
Income after Income Tax from Continuing Operations	155,203	6,163,019
Cumulative Effect of Changes in Accounting Principle (Note C) (Net of tax benefit $50,937)	(96,608)	-
NET INCOME	$58,595	$6,163,019

Earnings Per Share (after retroactive adjustments) (in dollars) (Notes B & D28)

	2006 Pre tax	2006 After tax	2005 Pre tax	2005 After tax
Basic Earnings Per Share After retroative adjustments				
Income after Income Tax from Continuing Operations	$0.06	$0.05	$2.59	$2.14
Cumulative Effect of Changes in Accounting Principle	(0.05)	(0.03)	-	-
Net income	$0.01	$0.02	$2.59	$2.14
Diluted Earnings Per Share After retroative adjustments				
Income after Income Tax from Continuing Operations	$0.06	$0.05	$2.44	$2.01
Cumulative Effect of Changes in Accounting Principle	(0.05)	(0.03)	-	-
Net income	$0.01	$0.02	$2.44	$2.01

The accompanying notes are an integral part of the financial statements.

(Please refer to Ernst & Young independent auditors' report dated August 22, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Six Months Ended June 30, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars)

	Common Stock	Stock Dividends to be Distributed	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Special Reserve	Retained Earnings: Unappropriated Retained Earnings	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Unrealized gain on Available for sale financial Assets	Unrealized gain on Cash flow hedge	Other	Total
Balance, January 1, 2005	$24,259,425	$-	$4,030,933	$4,012,127	$957,344	$18,681,936	$856,564	$(594,695)	$72,911	$-	$-	$-	$52,276,545
Appropriation of 2004 earnings													
Legal reserve				1,208,467		(1,208,467)							-
Stock dividends		2,461,386				(2,461,386)							-
Cash dividends						(4,922,772)							(4,922,772)
Bonuses for employees						(80,000)							(80,000)
Remuneration to directors and supervisors						(43,800)							(43,800)
Common stock converted from convertible bonds	354,435		601,589										956,024
Adjustments arising from long-term equity investments accounted for under equity method													
Adjustments due to conversion of convertible bonds			7,828										7,828
Adjustments on capital surplus due to changes in percentage of shareholding			15										15
Recognition of changes in investees' capital surplus based on percentage of shareholding													-
Unrealized loss on decline in market value of long-term equity investments													-
Cumulative translation adjustments							(136,383)						(136,383)
Adjustments on deferred credits									91,342				91,342
Translation adjustments arising from investees' financial statements denominated								(1,186)					(1,186)
in foreign currencies							(1,123,607)						(1,123,607)
Translation adjustments arising from foreign currency denominated long-term investments accounted for under cost method							(1,792)						(1,792)
Net loss not recognized as pension cost								109,864					109,864
Net income for the six months ended June 30, 2005						6,163,019							6,163,019
Balance, June 30, 2005	$24,613,860	$2,461,386	$4,640,365	$5,220,594	$957,344	$16,128,530	($405,218)	$(486,017)	$164,253	$-	$-	$-	$53,295,097
Balance, January 1, 2006	$27,075,246	$-	$4,640,403	$5,220,594	$957,344	$22,189,422	$897,009	$(298,003)	$43,979	$-	$-	$-	$60,725,994
Adjustment for adopting the newly released SFAS No.34										72,213	70,806	(6,522)	136,497
Prior period adjustments arising from first time adoption of the newly released SFAS No.34													
Legal reserve				1,222,391		(1,222,391)							-
Stock dividends		1,907,617				(1,907,617)							-
Cash dividends						(4,905,302)							(4,905,302)
Bonuses for employees						(70,000)							(70,000)
Remuneration to directors and supervisors						(60,400)							(60,400)
Common stock converted from convertible bonds	176,430		206,049										382,479
Adjustments arising from long-term equity investments accounted for under equity method													
Adjustments on capital surplus due to changes in percentage of shareholding						(14,512)							(14,512)
Recognition of changes in investees' capital surplus based on percentage of shareholding			1										1
Cumulative translation adjustments							(179,963)						(179,963)
Adjustments on deferred credits			5,422						(43,979)				(38,557)
Unrealized gain on changes in fair value of Available - for - sale financial assets										99,181			99,181
Unrealized loss on changes in values cash flow hedge											(4,857)		(4,857)
Translation adjustments arising from investees' financial statements denominated in foreign currencies							342,028						342,028
Unrealized gain on changes in fair value of Available - for - sale financial assets										16,323			16,323
Unrealized loss on changes in values of cash flow hedges											(32,842)		(32,842)
Net income for the six months ended June 30, 2006						58,595							58,595
Balance, June 30, 2006	$27,251,676	$1,907,617	$4,851,875	$6,442,985	$957,344	$14,067,795	$1,059,074	$(298,003)	$-	$187,717	$33,107	$(6,522)	$56,454,665

The accompanying notes are an integral part of the financial statements.

(Please refer to Ernst & Young independent auditors' report dated August 22, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash Flows from Operating Activities		
Net income	$58,595	$6,163,019
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of changes in accounting principles for financial instruments	96,608	-
Depreciation	524,783	607,988
Amortization	31,397	31,174
Reclassification of depreciation of dock facilities to operating costs and others	103,218	93,138
Reclassification of amortization of deferred charges to others	26,788	36,729
Net loss / (gain) on disposal of property, plant and equipment	(167,182)	3,828
Excess of equity-accounted investment income over cash dividends	2,296,175	(2,602,406)
Realized loss on financial assets carried at cost	-	1,300
Interest amortization of financial assets and unrealized exchange gains	(1,679)	-
Interest compensation of convertible corporate bonds	1,624	1,858
Gain on long-term bond investments	-	(12,581)
Decrease in financial assets and liabilities at fair value through profit or loss	1,202,286	5,422,754
Increase in other financial assets	(2,814)	-
Decrease in notes and accounts receivable	522,489	260,605
Increase in other receivables	(742,321)	(1,084,359)
Decrease / (Increase) in inventories	75,338	(129,892)
Decrease / (increase) in prepayments	50,268	(3,383)
Net (increase) / decrease in agent accounts	(100,862)	2,438,745
(Increase) / Decrease in agency reciprocal accounts	(3,543)	190
(Increase) / Decrease in restricted assets	(1,365)	3,500
Increase in other current assets	(8,381)	(24,188)
Decrease in refundable deposits	129,677	3,075
Increase / (decrease) in notes and accounts payable	870,179	(1,588,425)
(Decrease) / Increase in income tax payable	(461,116)	637,615
Increase in accrued expenses	308,878	468,928
Decrease in other payables	(80,191)	(28,431)
Decrease in other current liabilities	(30,800)	(33,020)
Net change in accrued pension liability	32,118	52,232
Net change in deferred income tax assets / liabilities	(955,513)	292,384
Net effect of taxes due to changes in accounting principles for financial instrument	26,385	-
Net effect of taxes due to unrealized gain or loss on cash flow hedge	10,948	-
Net cash provided by operating activities	3,811,987	11,012,377
Cash Flows from Investing Activities		
Acquisition of long-term equity investment accounted for by the equity method	(697,906)	-
Increase in available-for-sale financial assets-non-current	-	(1,513)
Acquisition of property, plant and equipment	(1,610,212)	(494,045)
Proceeds from disposal of property, plant and equipment	892,660	6,866
Increase in deferred charges	(61,900)	(40,846)
Decrease in long-term receivables	43,958	60,654
Net cash used in investing activities	(1,433,400)	(468,884)
Cash Flows from Financing Activities		
Decrease in short-term loans	(1,700,000)	(2,295,303)
Decrease in short-term bills payable	(799,755)	(2,099,091)
Decrease in long-term loans	(524,000)	(1,882,667)
Net cash used in financing activities	(3,023,755)	(6,277,061)
Net (Decrease) Increase in Cash and Cash Equivalents	(645,168)	4,266,432
Cash and Cash Equivalents, Beginning of Period	4,701,240	4,171,007
Cash and Cash Equivalents, End of Period	$4,056,072	$8,437,439
Supplemental Information:		
Interest paid	$94,940	$278,635
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$94,940	$278,635
Income tax paid	$1,397,165	$361,390
Financing Activities Not Affecting Cash Flows:		
Long-term liabilities due within one year	$5,231,333	$3,986,849
Capitalization of retained earnings	$1,907,617	$2,461,386
Conversion of convertible bonds into common stock	$382,479	$956,024

The accompanying notes are an integral part of the financial statements.

(Please refer to Ernst & Young independent auditors' report dated August 22, 2006.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
June 30, 2006 and 2005
(Expressed in New Taiwan thousand dollars unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,373 and 1,390 employees as of June 30, 2006 and 2005, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

(1) Current assets are assets that come from operating activities, which are expected to be converted into cash, consumed, or sold during the operating period; held for trading purposes; expected to be converted into cash within one year from the balance sheet date; as well as cash or cash equivalents except those subject to exchange, curtailment or other restrictions due one year after the balance sheet date. Any assets that are not classified as current are non-current assets.

(2) Current liabilities are liabilities that come from operating activities, which are expected to be paid off during the operating period; incurred for trading purposes; expected to be paid back within one year from the balance sheet date. Any liabilities that are not classified as current are non-current liabilities.

(3) Financial liabilities that expire within twelve months from the balance sheet date and match the following terms should be classified as non-current liabilities.

   a. The original contract term exceeds twelve months.
   b. Attempt on long-term refinancing.
   c. Have completed long-term refinancing and extended the period of liabilities before date of the balance sheet, or have the power to refinance or extend the period of liabilities for one year after balance sheet date.

2. **Accounting estimation**

(1) In preparation of the financial statements, the Company makes significant accounting estimations and assumptions in accordance with the generally accepted accounting principles. These estimations and assumptions would affect the amounts of assets and liabilities on the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses for the accounting period. However, there is potential differences between the actual result and estimation.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated as per past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3. **Cash and cash equivalents**

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

4. **Financial assets and financial liabilities**

(1) In accordance with the SFAS No. 34, "Accounting for Financial Instruments". The Company classified financial assets into categories such as, financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, derivative financial assets for hedge, bonds investment in non-active market, and financial assets accounted for by the cost method. The Company classified financial liabilities into categories such as, financial liabilities as fair value through profit or loss, derivative financial liabilities for hedge, and financial liabilities accounted for by the cost method. Derivative financial instruments that are not designated as effective hedging instruments are classified as financial assets held for trading and financial liabilities held for trading. On initial recognition, financial assets and financial liabilities are measured at fair value. For financial assets and financial liabilities at fair value through profit or loss which are not measured at fair value, transaction costs that are directly attributable to the acquisition or issuance of liability should be capitalized. The Company adopted the trade date accounting for regular purchase or sale. The regular purchase or sale refers to the acquisition or sale of financial assets with a time to delivery within a period generally accepted in the market or standardized by regulations.

(2) After the initial recognition of financial assets, the Company proceeds with subsequent measurement explained as follows:

a. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are classified into financial assets held for trading and financial assets designated as at fair value through profit or loss at inception. Fair value of listed and OTC Securities is the closing price on the balance sheet date, fair value of mutual fund is the net assets value on the balance sheet date.

b. Held-to-maturity financial assets

Held-to-maturity financial assets are financial assets with fixed or determinable payments and a fixed maturity that the Company has positive intent and ability to hold to maturity as held-to-maturity financial assets. On subsequent measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in income statement when recognizing impairments or amortization. The amortised cost is calculated as the amount at which the asset is measured at initial recognition minus any repayments of principal, plus or minus the cumulative amortization using the effective interest rate method of the difference between that initial amount and the maturity amount and minus any reduction for impairment or uncollectibility. While determining cash flows associated with the financial instruments for calculating the effective interest rate, the Company takes into consideration the contract terms of financial instruments including transaction fees paid or received, premiums or discounts and transaction cost...etc.

c. Debt investments with no active market

Debt investments with no active market are financial assets with fixed or determinable payments that are not quoted in active market. Such assets are carried at amortized cost using the effective interest method. Gains or losses are recognized when such investments are derecognized, impaired, or amortized.

d. Available-for-sale financial assets

Available-for-sale financial assets include assets that are available for sale and all other non-derivative financial assets that do not fit into any of the three categories of financial assets mentioned above. Available-for-sale financial assets are measured at fair value. All changes in fair value, except impairment losses and foreign exchange rate losses for monetary financial assets, are recognized directly in equity until the asset is derecognized. When the financial asset is derecognized, the cumulative gain or loss that was previously recognized in equity is recognized in profit or loss in the income statement.

e. Derivative financial assets held for hedging purpose

Derivative financial assets held for hedging purpose are those that are designated as effective hedging instrument under hedge accounting. On subsequent measurement, derivative financial assets held for hedging purpose are carried at fair value. The fair value of listed company is closing price and of open-ended fund is net assets value on balance sheet date. The so-called fair value refers to the closing market price for listed equity securities and the net asset value on the balance sheet date for open-ended mutual funds.

f. Financial assets carried at cost

Financial assets carried at cost are those with fair values that can not be reliably measured and are traded in non- active market without public price, and derivative financial instruments linked to and completed by the financial assets. On subsequent measurement, financial assets carried at cost are measured at cost.

(3) The subsequent measurement for financial liabilities is measured at amortized cost. For financial liabilities at fair value through profit or loss and derivatives financial liabilities, the fair value is applied for measurement. For linked derivative financial liabilities that are traded in non-active market without reliable fair value, cost method is applied for measurement. The financial liabilities that are designated as hedging instruments should be accounted for under hedge accounting.

5. **Derecognition of Financial assets and liabilities**

(1) All or part of a financial asset is derecognized when the contractual rights that compose the asset expire. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as sale. When the transfer of financial asset does not qualify as lost of contractual rights, then such transfer of asset is recognized as guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

(2) All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

6. **Allowance for doubtful accounts**

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

7. **Inventories**

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

8. **Long-term equity investments accounted for by the equity method**

(1) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Effective from January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5 "Long-term Investments in Equity Securities", the difference between initial investments and the stocks' net worth is no longer amortized. The amortized amount can not be reversed. The unamortized amount which the investment cost is greater than the stock's net worth should be recognized as goodwill, the unamortized amount which the investment cost is less than the stock's net worth should be recognized as deferred liability. Any additional difference is recognized in accordance with the guidelines related to amortization of acquisition cost, as stated in the SFAS No. 25. "Business Combination-Purchase Price Accounting". The unrealized revenue which occurred between the Company and its investee or occurred between investees in the period should be eliminated. For investee companies of which the Company holds more than 50% of voting shares, not only the equity method should be applied for the valuation of subsidiaries, but also the consolidated financial statement should be prepared.

(2) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(3) The accompanying consolidated financial statements are prepared in accordance with the SFAS No. 7 "Consolidated Financial Statements". Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has the controlling power over the investee lies such investee should be included in the consolidated financial statement. In accordance with the "Guidelines for Preparation of Financial Reports by Securities Issuers", the interim financial report of the first and the third quarter do not require consolidation.

9. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest and less accumulated depreciation and impairment. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Authority plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

10. Asset impairment

(1) Pursuant to SFAS No. 35, the Company assesses indicators for impairment for all its assets within the scope of SFAS No. 35 on each balance sheet date. If impairment indicators exist, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit ("CGU") and write down the carrying amount to the recoverable amount where applicable. Recoverable amount is defined as the higher of fair values less costs to sell and the values in use. For previously recognized losses, the Company shall assess, on each balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company is required to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years. Impairment loss (reversal) is classified as non-operating losses/(income).

(2) The Company assesses the financial assets whether there is any objective evidence of impairment for all financial assets within the scope of SFAS No. 35 on each balance sheet date. Impairment calculation and recognition for financial assets with different valuation model is as follows:

a. Financial assets carried at amortized cost

When there is an objective evidence of impairment for financial assets carried at amortized cost, the impairment value is measured as the difference between the carrying amount and the present value of the expected future cash flows discounted at the original effective rate. The carrying amount of the financial assets is reduced through an allowance account, and impairment loss is recognized as profit or loss for the period. If, in a subsequent period, the amount of the impairment loss decreases, and the amount of the impairment loss is clearly due to on event occurring after the initial recognition of impairment, the previously recognized impairment loss can be reversed through allowance account. However, the carrying value of financial assets shouldn't be greater than the amortized cost of unrecognized impairment after reverse. The reversed amount should be recognized in the income statement.

b. Financial assets accounted for by the cost method

When there is an objective evidence of impairment for investments in unquoted equity instruments, the impairment loss is recognized as loss for the period. The amount for impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated cash flows discounted at the financial asset's effective interest rate at the time. Reversal of impairment loss recognized is not allowed for these assets.

c. Available-for-sale financial assets

When there is an objective evidence of impairment for available-for-sale financial assets, the cumulative net loss that had been recognized from equity is removed and recognized in profit or loss for the period. The amount to be recognized for impairment is the difference between the acquisition cost (minus principal recovered and any adjustments to amortization) and the current fair value or the recoverable amount with further deduction of the remaining amount of such financial assets after impairment loss has been deducted. If, in a subsequent period, the amount of the impairment loss decreases, such deduction in the amount of impairment loss for available-for-sale equity instruments can not be recognized in the income statement, but rather as adjustments in equity. However, if the subsequent decrease in the amount of the impairment loss is clearly due to an event occurring after the initial recognition of impairment, the previously recognized impairment loss can be reversed through profit or loss.

11. Deferred charges

Deferred charges refer to the expenses incurred on the use of decoration, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over five years for the use of decoration and the issuing period for corporate bond issuance with the rest being amortized over 2-3 years.

12. Convertible bonds

(1) Pursuant to the newly issued SFAS No.36 "Disclosure and Presentation for financial Instruments", the equity component of the compound financial instrument that issued before the effective date (January 1, 2006) should not be separated from such compound instrument. In accordance with guideline stated in the Letter Chi-Mi-Tze No.78 (95) issued by the Accounting Research and Development Foundation, the embedded derivative instrument that is not composed by equity should be separated with the main contract after judgment, the issuer does not have to separate the derivative component, but must continuously recognize interest compensation and premium or discount. The Company used same accounting method for corporate bonds issued before January 1, 2006. The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted stock is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

13. Pensions

(1) The Company's pension plan applies to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme has been revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the Taipei National Tax Administration Ministry of Finance (TNTA) on May 31, 2002, the Company revised the contribution rate for pension fund from 10.76% of the total monthly salary to 8.25% starting from March 2002. Pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the TNTA on May 13, 2003, the contribution rate for pension fund was revised again from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, takes effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

(4) In according with the SFAS No.18, "Accounting for Pension", the Company has recognized pension costs based on the actuarial report since 1995 Under the defined benefit pension scheme, net periodic pension cost was contributed according to the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund was recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized by average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability was adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated. In accordance to the SFAS No.23 "Presentation and Disclosure for Interim Financial Reports ", information related to pension is not disclosed.

14. Revenue recognition

Recognition of revenues is accounted for in accordance with the SFAS No. 32, "Accounting for Revenue Recognition".

15. Income taxes

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No. 12, "Accounting for Income Tax Credits" and are recognized in the year when the related expenditures are incurred.

16. **Basic (diluted) earnings per share**

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effects of the convertible bonds.

17. **Foreign currency transactions**

(1) Exchange of foreign currency transaction

Transactions of non-derivative financial instruments denominated in foreign currencies are recorded at the amount of New Taiwan dollars translated using the exchange rate on the date of the transaction. Any profit or loss incurred due to different exchange rate applied at the time of the actual exchange or settlement is recognized in the income for the current period. The carrying amounts of foreign currency denominated assets and liabilities on the balance sheet date are translated at the exchange rate on that date. In addition, any resulting foreign exchange rate profits or losses are recognized in the income for the current period. However, for equity instruments classified under available-for-sale financial assets, foreign exchange rate profit or loss is recognized as adjustments in equity. Equity instruments accounted for by the cost method is measured at the historical exchange rate on the transaction date. For foreign currency denominated long term investments which are accounted for by the equity method, the measurement is based on the equity reported in the financial statements of the investee companies prepared in foreign currencies adjusted for translations. Foreign exchange rate profit or loss is then recognized as changes in cumulative translation adjustments under equity.

(2) Currency translated basis for foreigner subsidiaries

The foreign currency financial statement of the subsidiaries accounted for under the equity method are translated into New Taiwan dollars. All assets and liabilities are translated by the exchange rate on balance sheet date. Except for the beginning retained earnings which is translated by the exchange rate on the end of prior year, the rest of accounts in equity are translated by the historical rate. The accounts in income statement are translated by the average exchange rate. The difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity.

18. Derivative financial instruments and hedge trading

(1) Oil swap and interest rate swap are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognization and subsequent valuation of derivative financial instruments are carried at fair value. The assets should be recognized for positive fair values, the liabilities should be recognized for negative fair value.

(2) The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into following three categories:

a. Fair value hedges: to mitigate the risk of changes in the fair value of an recognized asset or liability or unrecognized commitment.

b. Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c. Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Company used cash flow hedge to avoid the exchange risk arising from existing commitments.

(3) The hedging relationship, hedging management and hedging strategy should be documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, should be documented. The Company expected that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Company also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

(4) In the case where the hedge trading met the criteria of hedge accounting, the accounting for hedging is set forth bellow:

a. Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss of derivative financial instrument that is measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins ether when the adjustment is recognized or when hedge accounting ceased to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Company discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualify for hedge doesn't meet the criteria of hedge relationship, or when the Company decides to revoke the designation.

b. Cash flow hedge

Cash flow hedge is to avoid risk of volatility in cash flow, that arises from recognized assets or liabilities, or certain specific risk associated with highly expected transaction and that affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other case where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is now treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is to be recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Company cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity is to remain in equity as adjustment item when such expected transaction do occur. However, when such expected transaction is not likely to occur, the accumulated amount should be recognized in current income.

c. Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses that recognized as adjustment in equity is transferred to income statement upon disposal of foreign operation.

C. CHANGES IN ACCOUNTING PRINCIPLES

1. Effective from January 1, 2006, the financial instruments of the Company adopt the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments" and SFAS No. 36, "Presentation and Disclosure for Financial Instruments". All financial instruments on hand as of the effective date are recognized according to the followings:

(1) Transaction which was designated as a hedge prior to the effective date

For designated hedge transaction prior to the effective date which does not qualify for conditions of an effective hedge accounting is no longer applicable since the effective date. No retroactive adjustments is required for prior year accounting and relative SFAS is to be complied with.

(2) Accounting for derivative instruments

The Company recognizes all derivative financial instruments as either assets or liabilities at fair value. With the exception of those designated as hedging instruments, the difference between the carrying value and the fair value of all derivative financial instruments are recognized as cumulative effect of changes in accounting principles.

(3) Accounting for financial instruments at fair value through profit or loss and amortized cost

The Company reclassified its financial assets and financial liabilities at fair value and amortized cost according to appropriated categories as of the effective date and measured each at fair value and amortized cost, respectively. Difference between the carrying value and the fair value of the financial instruments at fair value through profit or loss which is to be measure at fair value is recognized as cumulative effect of changes in accounting principles. Difference between the carrying value and the fair value of the financial instruments either measured at amortized cost or classified under the available-for-sale financial instruments, and the derivatives which are associated with cash flow hedge or net investment hedge for foreign operation are recognized directly in equity.

(4) Accounting for cash flow hedge

The Company reclassified the deferred income and loss incurred for cash flow hedge before the effective date that still qualify for conditions of an effective hedge since effective date to adjustment item in equity.

(5) Accounting for the non-monetary assets denominated in foreign currency

The Company revalue the costs of its non-monetary assets denominated in foreign currencies originally carried at costs using the prevailing exchange rate at the trade date. Cumulative loss originally recognized in equity is then transferred among accounts of other financial assets.

The effects of above change in accounting principle adopted by the Company for the first half of the year 2006 are set forth as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles		Recognized as Adjustments in Equity	
	Pre tax	After tax	Pre tax	After tax
Financial assets at fair value through profit or loss-current	$81,120	$74,891	$-	$-
Derivative financial assets held for hedge purpose-current	-	-	169,983	127,487
Available-for-sale financial assets -non current	-	-	72,213	72,213
Held- to- maturity financial assets-non current	-	-	3,799	2,849
Debt investment with no active market-non current	-	-	(367)	(367)
Financial liabilities at fair value through profit or loss-current	(228,665)	(171,499)	-	-
Derivative financial liabilities held for hedge purpose- non current	-	-	(75,574)	(56,681)
Financial liabilities accounted for by the cost method -non current	-	-	(9,004)	(9,004)
Total	$(147,545)	$(96,608)	$161,050	$136,497
Effects to EPS: (In dollars)				
Basic EPS	$(0.05)	$(0.03)		
Diluted EPS	$(0.05)	$(0.03)		

2. In accordance with the rule stipulated in the ARDF's Letter (94) Chi-Mi-Tze No.016, the Company adopts the SFAS No.34 in preparation of the comparative financial statements effective from January 1, 2006. Certain accounts in the financial statement for the six months ended June 30, 2005 are reclassified relative to the accounts in the financial statement for the six months ended June 30, 2006; however, no restatement is mandatory. If different measurement is used for similar accounts for the two comparative periods, difference should be explained in notes to financial statements. When there is difficulty in doing so, pro forma information for prior years needs not to be listed. The Company's use of different accounting policies for measuring financial instruments for the six months ended 2005 and 2006 are summarized as follows:

(1) Short-term investments

Short-term investments are initially stated at cost determined by the moving weighted-average method and restated at the lower of cost or market value method on the balance sheet date. The market value of listed equity securities is determined by the average closing prices in the last month of the accounting period. The market values for foreign stocks and domestic open-end mutual funds are determined by their closing prices and the net worth per share on the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating loss. The loss on the decline in market value or gain on the market price recovery is recorded as current non-operating loss or income. Stock dividends received are accounted for as an increase in the number of shares held rather than investment income, and the average cost per share is recomputed accordingly on a weighted-average basis.

(2) Long-term equity investments accounted for by the cost method

a. Long-term equity investments are stated at historical cost and revalued at the end of the fiscal year. For the investee companies of which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied when the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are non-listed companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is adjusted and an investment loss is recognized accordingly.

b. Long-term investments which was denominated in foreign currency and recorded under cost method were translated by current exchange rate on the balance sheet date. If the translated amount was less than the cost of acquisition, the difference were recorded as "cumulative translation adjustment" under stockholder's equity, if the translated amount was greater than the cost of acquisition, the original cost is retained as the carrying amount.

(3) Derivative financial instruments

Disclosure of derivative financial instruments is accounted for in accordance with the SFAS No. 27, "Disclosure of Financial Instruments". The derivative financial instruments undertaken by the Company and the related accounting policies are summarized below.

a. Options

Premiums received for options written are recorded as a liability, whereas those paid for options bought are recorded as an asset. When the options are exercised, the premiums are reversed, and the gains or losses arising from the exercise of the option contracts are credited or charged to current income. The options that are outstanding or remain unexercised on the balance sheet date are revalued based on their market prices on that date, and the resulting gains or losses are credited or charged to current income.

b. Interest rate swaps

Interest rate swaps undertaken for risk hedging purposes are recorded in the memorandum account on the contract date. The interest received or paid upon each settlement, or accrued on the balance sheet date, is recorded as an adjustment to current interest income or expense.

c. Cross currency swaps

Cross currency swap contracts are undertaken for meeting the financing demand in different currencies. Such contracts are accounted for by the difference between the interest received or paid upon each settlement and recorded as adjustments to foreign exchange gain or loss for the period.

d. Forward exchange contracts

Forward exchange contracts undertaken to hedge the exchange rate risk arising from foreign currency denominated receivables and payables are recorded at the spot rate on the contract date, and the difference between the spot rate and the contract rate is amortized over the contract period. On the balance sheet date, the contracts are restated based on the spot rate prevailing on that date, and the resulting exchange difference is credited or charged to current foreign exchange gain or loss. The exchange differences arising from the settlement of the contracts are also credited or charged to current foreign exchange gain or loss. For the forward exchange contracts utilized to hedge exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

e. Oil swaps

Oil swap contracts are undertaken to hedge the risks of fluctuations in oil prices. The amount received or paid on the settlement date is credited or charged to current fuel expense.

Certain accounts in the financial statements as of and for the six months ended June 30, 2005 have been reclassified to conform to the classifications prescribed by the "Guidelines for Preparation of Financial Reports by Securities Issuers" and the newly released and revised SFAS. The reclassifications of the entire, or a part of, the account balance of certain accounts are summarized as follows:

	June 30, 2005	
	Before Reclassification	After Reclassification
Balance sheet		
Assets:		
Cash & Cash equivalent	$5,724,568	$8,437,439
Short-term investment, net	13,743,556	-
Other financial assets, net-current	467,897	-
Long-term investment under the cost method	2,639,618	-
Long-term bonds investment	12,035	-
Other financial assets-noncurrent	135,596	-
Financial assets at fair value through profit or loss-current	-	11,457,638
Held-to-maturity financial assets-current	-	20,472
Available-for-sale financial assets-non current	-	569,520
Held-to-maturity financial assets-non current	-	20,472
Financial assets carried at cost-non current	-	2,205,694
Debt investment with no active market- non current	-	12,035
Liabilities		
Other current liabilities	2,324,029	2,239,009
Financial liabilities at fair value through profits or loss-current	-	85,020

	For six months ended 2005	
	Before Reclassification	After Reclassification
Income Statement		
Non-operating income		
Gain on disposal of investments	$80,186	$-
Foreign exchange gain	217,042	334,936
Gain on valuation of financial assets	-	76,312
Non-operating loss		
Interest expense	293,049	288,772
Other investment loss	7,746	1,300
Loss on disposal of investments	-	222
Loss on valuation of financial liabilities	-	130,900
Others	8,447	2,068

3. The difference of long-term investment under equity method between initial investment and the net worth of investee equity was amortized on a straight line basis over 5 years. Pursuant to the newly revised SFAS No.5, "Accounting for Long-Term investment in Equity Securities" effective from January 1, 2006, such difference is recognized in accordance with the guidelines related to amortization of acquisition costs, as stated in the SFAS No.25 "Business combination-Purchase Price Accounting". Difference attributable to goodwill is no longer allowed to be amortized. Such changes in accounting principles have no effect on net income and EPS for the first half year of 2006.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	June 30, 2006	June 30, 2005
Cash	$11,017	$36,005
Checking account deposits	30,666	38,262
Demand deposits	4,401	168,730
Foreign currency deposits	1,148,128	1,519,199
Time deposits (New Taiwan dollars)	7,800	345,500
Time deposits (foreign currencies)	1,610,055	2,882,234
Cash equivalents – negotiable certificates of deposit	-	733,000
Cash equivalent - reverse repurchase bonds	1,262,000	2,712,871
Add: Unrealized foreign exchange (loss) gain	(17,995)	1,638
Total	$4,056,072	$8,437,439

(1) The interest rates on the above time deposits for the six months ended June 30, 2006 and 2005 ranged from 2.06% to 5.37%, and 0.80% to 1.96%, respectively.

(2) The interest rate on the reverse repurchase bonds for the six months ended June 30, 2006 and 2005 was 1.42%~1.49% and 1.20%~ 3.40%, respectively. The interest rate on the negotiable certificates of deposit for the six months ended June 30, 2005 was 1.15%~1.20%.

2. Financial assets at fair value through profits or loss

	June 30, 2006	June 30, 2005
Financial assets held for trading		
Bonds investment	$3,948	$53,948
Equity securities	99,741	302,707
Beneficiary certificate	3,038,713	10,660,992
Interest rate swap (IRS)	30,694	-
Structural financial instrument	576,645	357,883
Equity-linked financial instrument	49,796	119,175
Subtotal	3,799,537	11,494,705
Less: Valuation adjustment	(71,019)	(37,067)
Net	$3,728,518	$11,457,638

(1) Effective from January 1, 2006, above financial assets are reclassified as financial assets held for trading. Under the SFAS No.34 "Accounting for financial instrument", the fair value recognition method resulted in a favorable cumulative effect of changes in accounting principle of 74,891 thousand (after tax) which is included in the net income for the six months ended June 30, 2006.

(2) The Interest rate swaps are used to mitigate the cash flow risk arising from fluctuations in the interest rate. As of June 30, 2006 and 2005, the financial assets resulted from outstanding interest rate swaps are set forth below：

In thousand dollars

June 30, 2006			June 30, 2005		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
08.27.03~08.27.07	USD5,000	$7,474	08.27.03~08.27.07	USD5,000	$-
05.26.04~09.16.07	USD4,000	1,661	05.26.04~09.16.07	USD6,500	-
05.07.04~05.07.07	USD10,000	6	05.07.04~05.07.07	USD10,000	-
08.27.03~08.27.07	USD7,500	11,255	03.16.04~03.16.09	USD10,000	-
03.16.04~03.16.09	USD10,000	2,894	05.07.04~05.07.07	USD10,000	-
05.07.04~05.07.07	USD10,000	554	06.30.04~07.02.09	USD25,000	-
03.16.04~03.16.09	USD15,000	4,022	03.16.04~03.16.09	USD15,000	-
04.26.05~04.26.10	USD25,000	2,828	08.27.03~08.27.07	USD7,500	-
Total		$30,694			$-

(3) As of June 30, 2006 and 2005, the contracts of structural financial instrument and equity linked notes are set forth below：

In thousand dollars

	June 30, 2006		June 30, 2005	
	Notional Amount	Carrying Value	Notional Amount	Carrying Value
Structural financial instruments	USD16,000/ NTD50,000	$554,074	USD4,904/ NTD80,000/ JPY400,000	$349,131
Equity linked notes	NTD50,000	49,943	NTD119,175	118,766
Total		$604,017		$467,897

(4) As of June 30, 2006 and 2005, none of above financial assets was pledged as collateral.

3. **Held –to- maturity financial assets-current**

	June 30, 2006	June 30, 2005
Bond investments due within one year	$25,455	$20,472

For details regarding the above mentioned bond investments due within one year, please refer to Note D.10.

4. **Derivative financial assets for hedging-current**

	June 30, 2006			June 30, 2005		
	Contract Period	Notional tons	Carrying Value	Contract Period	Notional tons	Carrying Value
Oil Swap	02.06-07.06	5,000	$9,613	07.04-12.05	15,000	$-
〃	02.06-07.06	5,000	9,291	07.04-12.05	15,000	-
〃	02.06-07.06	5,000	9,659	04.05-12.05	5,000	-
〃	04.06-09.06	15,000	28,604	05.05-12.05	5,000	-
〃	02.06-07.06	5,000	9,653	05.05-12.05	5,000	-
〃	-	-	-	06.05-03.06	5,000	-
〃	-	-	-	05.05-12.05	40,000	-
〃	-	-	-	06.05-03.06	50,000	-
Total			$66,820			$-

(1) Effective from January 1, 2006, the Company recorded those that qualify as effective hedging instrument under the SFAS No.34 " Accounting for Financial Instruments" at fair value which resulted in a favorable unrealized gain of 127,487 thousand(after tax) to be carried under equity and not to be included in the net income for the six months ended June 30, 2006.

(2) For the risk management and strategy of the above oil swap, please refer to Note 10.

5. **Accounts receivable, net**

	June 30, 2006	June 30, 2005
Non-related parties	$1,532,451	$2,776,315
Plus: unrealized foreign exchange gain	18,756	31,824
Less: allowance for doubtful accounts	(1,577)	(1,577)
Subtotal	1,549,630	2,806,562
Related parties	436,065	364,568
Net	$1,985,695	$3,171,130

6. **Other receivables**

	June 30, 2006	June 30, 2005
Non-related parties		
Accrued income	$2,794	$8,391
Tax refund receivable	47,595	39,007
Accounts receivable from disposal of investment	50,477	325,043
Current portion of long-term installment receivables	59,521	58,099
Others	146,727	291,915
Subtotal	307,114	722,815
Related parties		
Dividends receivable	531,770	633,105
Other	172,840	10,073
Subtotal	704,610	643,178
Total	$1,011,724	$1,365,993

Please refer to Note D12 for details regarding the current portion of long-term installment receivables.

7. **Other financial assets – current, net**

	June 30, 2006	June 30, 2005
Future transaction margin	$2,814	$-

As of June 30, 2006 and 2005, none of the above financial assets was pledged as collateral.

8. **Inventories**

	June 30, 2006	June 30, 2005
Fuel	$570,566	$569,141

9. **Other current assets**

	June 30, 2006	June 30, 2005
Agency accounts	$3,833,158	$2,484,544
Agency reciprocal accounts	29,248	24,580
Temporary debits	41,380	65,921
Total	$3,903,786	$2,575,045

(1) Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

10. **Long-term investments**

	June 30, 2006	June 30, 2005
Available-for-sale financial assets-non current	$586,680	$569,520
Held-to-maturity financial assets-non current	-	20,472
Financial assets carried at cost-non current	2,182,966	2,205,694
Debt investment with no active market- non current	12,709	12,035
Long-term equity investment accounted for by the equity method	57,243,081	53,029,764
Other long-term investment	312	312
Total	$60,025,748	$55,837,797

(1) Available-for-sale financial assets-non current：

	June 30, 2006	June 30, 2005
The listed and the OTC securities	$586,680	$433,924
Other financial assets	-	135,596
Total	$586,680	$569,520

1) The listed and the OTC securities

	June 30, 2006		June 30, 2005	
	Amount	Ownership (%)	Amount	Ownership (%)
Central Reinsurance Corp.	$490,801	8.45	$426,581	8.73
Fubon Financial Holding Co., Ltd.	7,344	0.04	7,343	0.03
Subtotal	498,145		433,924	
Plus: valuation adjustment	88,535		-	
Total	$586,680		$433,924	

a. Effective from January 1,2006, the Company restated above financial assets as available-for-sale financial assets-non-current under the SFAS No.34 " Accounting for Financial Instruments" at fair value which resulted in a favorable unrealized gain of 72,213 thousand (after tax) to be carried under equity and not to be included in the net income for the six months ended June 30, 2006.

b. The Company's Board of directors passed a resolution for the Company to inject additional cash into Central Reinsurance Company as a shareholder on August 25, 2005. The Company subscribed 5,584 thousand shares at $11.5 per share with total amount $64,220 thousand. After cash injection, the percentage of shareholding in Central Reinsurance Company increased to 8.45%.

c. As of June 30, 2006 and 2005, none of above financial assets has been pledged as collateral.

2) Other financial assets

	Maturity Date	June 30, 2006	June 30, 2005
Taishin International Bank - structured time deposits	September 12, 2013	$-	$34,175
Banca Del Gottrdo - inverse floating - rate bills	September 24, 2013	-	68,410
Banca Del Gottrdo – money market fund	No fixed maturity date	-	43,668
Subtotal		-	146,253
Less:Cumulative translation adjustments		-	(10,657)
Total		$-	$135,596

None of the above financial assets has been pledged as collateral. The interest rates ranged from 2.58% to 3.40% during the six month ended June 30, 2005.

(2) Held-to-maturity financial assets-non current

	June 30, 2006			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW750,000 thousand dollars	11.26.99~11.26.06	8.00	$20,472
Plus: Unrealized exchange gain				4,983
Total				25,455
Less: due within one year				(25,455)
Due over one year				$-

	June 30, 2005			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW 2,250,000 thousand dollars	11.26.99~11.26.06	8.00	$40,944
Plus: Unrealized exchange gain				-
Total				40,944
Less: due within one year				(20,472)
Due over one year				$20,472

a. Effective from January 1, 2006, the Company restated above financial assets as held-to- maturity financial assets-non-current which were adjusted at the prevailing exchange rate on effective date under the SFAS No.34 " Accounting for Financial Instruments". Such adjustment resulted in a favorable unrealized gain of 2,849 thousand (after tax) which is to be carried under equity and not to be included in the net income for the six months ended June 30, 2006.

b. As of June 30, 2006 and 2005, none of the above financial assets have been pledged as collateral.

(3) Financial assets carried at cost-non current:

	June 30, 2006		June 30, 2005	
	Amount	Ownership (%)	Amount	Ownership (%)
Non-listed Securities				
Power World Fund Inc	$27,272	5.68	$50,000	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	190,322	4.93
Taiwan HSR Consortium	1,250,000	2.53	1,250,000	2.53
Linden Technologies, Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Co., Ltd.	700,000	1.08	700,000	1.08
Well Long Information Co., Ltd.	-	0.14	-	0.14
Total	$2,182,966		$2,205,694	

a. In the second quarter of 2005, the Company assessed a decline in value of the investment in Well Long Information Co., Ltd., and that the investment cost could not be recovered. As a result, a realized investment loss of $1,300 thousand was recognized based on the carrying value and recorded under non-operating expenses - other investment loss.

b. In July 2005, Power World Fund Inc.(PWF), reduced its capital. The conversion rate on the capital reduction was 454.5 shares for every 1,000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company proportional to its percentage of equity holdings in PWF were $22,727 thousand, and the carrying amount of the Company's investment in PWF was written down by $22,727 thousand. No gain and loss has incurred.

c. As of June 30, 2006 and 2005, none of the above financial assets has been pledged as collateral.

(4) Debt investment with no active market:

Item	Period	Coupon rate	June 30, 2006	June 30, 2005
Convertible Bond—Tuntex (Thailand) Public Company Limited	03.10.05~ 03.10.13	0%	$12,030	$12,581
Plus: unrealized exchange gain			679	-
Less: Cumulative translation adjustment			-	(546)
Total			$12,709	$12,035

a. In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited. As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the above-mentioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income - others" for the six months ended June 30, 2005.

b. Effective from January 1, 2006, the Company reclassified above financial assets as Bonds investment with no active market-non-current which was also restated at amortized cost and adjusted by the prevailing exchange rate on the effective date under the SFAS No.34 " Accounting for Financial Instruments". Such adjustment resulted in an unfavorable unrealized loss of 367 thousand (after tax) which is be carried under equity and not to be included in the net income for the six months ended June 30, 2006.

c. For above stock conversion right of convertible bonds, please refer to Note D.19.

d. As of June 30, 2006 and 2005, none of above financial asset has been pledged as collateral.

(5) Long-term investment under equity method:

	June 30, 2006		June 30, 2005	
	Amount	Ownership (%)	Amount	Ownership (%)
Peony Investment S.A.	$40,115,161	100.00	$36,468,279	100.00
Taiwan Terminal Service Co., Ltd.	77,051	55.00	72,556	55.00
Charng Yang Development Co., Ltd.	415,336	40.00	387,498	40.00
Evergreen International Storage and Transport Corporation	7,271,653	39.74	7,125,816	39.74
Evergreen Secure Corporation	46,240	31.25	38,423	31.25
EVA Airways Co.	9,163,493	20.02	8,777,225	20.43
Taipei Port Container Terminal Corporation	151,870	20.00	154,050	20.00
Toplogis Technology Corporation	2,277	25.00	5,917	25.00
Total	$57,243,081		$53,029,764	

a. The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods. For the six months ended June 30, 2006 and 2005, the investment loss of $1,761,655 thousand and investment income of $3,246,511 thousand were recogniced, respectively.

b. On March 1, 2006, the Company's Board of Directors passed a resolution for the Company to inject additional cash in EVA Airways Co., as a shareholder. The Company subscribed 58,159 thousand shares at $12 per share amounting to $697,906 thousand. The ownership decreased to 20.02% after additional cash injection. Therefore, the retained earnings decreases by 14,512 thousand.

c. As of June 30, 2006 and 2005, none of above long-term equity investment was pledged or collateralized.

d. The Company holds more than 50% of voting shares of the Peony Investment S.A. and TTSC, which had been included in the consolidated financial statements for the six months ended June 30, 2006 and 2005.

(6) Other long-term investment

	June 30, 2006	June 30, 2005
The membership fee and service charges paid to Marshall golf country club	$312	$312

11. Property, plant and equipment, net

	June 30, 2006		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,511,958	366,385	1,145,573
Loading/discharging equipment	4,158,619	2,795,066	1,363,553
Computer equipment	136,181	70,749	65,432
Transportation equipment	16,214,619	13,755,176	2,459,443
Ships and equipment	8,232,438	6,126,745	2,105,693
Dock facilities	622,238	-	622,238
Office equipment	212,393	147,408	64,985
Subtotal	33,087,305	23,261,529	9,825,776
Prepayments for equipment	475,406	-	475,406
Total	$33,562,711	$23,261,529	$10,301,182

	June 30, 2005		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,360,344	337,593	1,022,751
Loading/discharging equipment	3,257,232	2,437,652	819,580
Computer equipment	107,663	49,728	57,935
Transportation equipment	17,086,360	13,921,079	3,165,281
Ships and equipment	9,877,935	9,557,922	320,013
Dock facilities	661,844	-	661,844
Office equipment	216,411	145,326	71,085
Subtotal	34,566,648	26,449,300	8,117,348
Prepayments for equipment	281,230	-	281,230
Total	$34,847,878	$26,449,300	$8,398,578

(1) Please refer to Note E for details of the transactions on property, plant and equipment with related parties and Note F for details of the assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of June 30, 2006 and 2005, the insurance coverage amounted to USD87,500 thousand and USD57,500 thousand, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to USD 10 billion and USD 8 billion for the six months ended June 30, 2006 and 2005.

(3) The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $1,813,055 thousand and $1,238,667 thousand as of June 30, 2006 and 2005, respectively. The fire insurance coverage for office equipment was $1,383,185 thousand and $1,438,964 thousand as of June 30, 2006 and 2005, respectively. Container facilities were insured with full coverage amounting to USD260,612 thousand and USD489,093 thousand as of June 30, 2006 and 2005, respectively.

(4) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

12. Long-term installment receivables

	June 30, 2006	June 30, 2005
Receivables from sales of vessels	$403,864	$488,794
Less: Unrealized foreign exchange loss	(25,774)	(42,270)
Total	378,090	446,524
Less: Current portion	(59,121)	(58,099)
Long-term installment receivables, net	$318,569	$388,425

(1) The above installment receivables derived from the four vessels, GLEE, GLOW, GRUP and GALT sold in 2001 and 2002 with a total price of USD54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of June 30, 2006 and 2005, the accrued amount of the receivables was USD11,676 thousand and USD14,127 thousand, respectively.

(2) As of June 30, 2006, details of the above long-term installment receivables that were to be collected in the following years are as follow (expressed in thousand dollars):

Expiration	Amount
Within 1 year	USD 1,838
1~2 years	8,124
2~3 years	1,143
3~4 years	571
Total	USD 11,676

13. Short-term loans

	June 30, 2006		June 30, 2005	
Item	Interest Rate (%)	Amount	Interest Rate (%)	Amount
New Taiwan dollars	1.62	$100,000	1.35	$500,000

As the above short-term loans were all credit loans, none of them was secured with collaterals.

14. Financial liabilities at fair value through profit or loss - current

Financial liabilities for trading

	June 30, 2006			June 30, 2005		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
IRS	07.23.02~ 07.23.07	NTD187,500	$1,808	07.23.02~ 07.23.07	NTD312,500	$-
〃	11.18.03~ 11.18.08	USD 20,000	105	11.18.03~ 11.18.08	USD20,000	-
〃	07.17.03~ 07.17.08	NTD500,000	30,308	07.17.03~ 07.17.08	NTD500,000	-
〃	06.30.04~ 07.02.09	USD 25,000	3,974	04.26.05~ 04.26.10	USD25,000	-
〃	05.05.05~ 05.05.10	USD25,000	2,482	05.05.05~ 05.05.10	USD25,000	-
〃	08.19.03~ 08.19.08	NTD500,000	8,289	08.19.03~ 08.19.08	NTD500,000	-
Subtotal			46,966			-
Oil Swap	04.05~06.07	-	4	01.04~03.05	10,000	-
〃	07.04~06.07	-	7	-	-	-
Subtotal			11			-
FX Option	09.25.01~ 12.13.06	JPY1,920,000	2	09.25.01~ 12.13.06	JPY2,320,000	772
〃	05.05.04~ 05.05.09	EUR25,000	37,740	05.05.04~ 05.07.09	EUR31,000	36,833
〃	10.04.01~ 03.12.08	USD37,235	7,120	10.04.01~ 05.05.09	USD100,000	47,415
Subtotal			44,862			85,020
CCS	09.03~03.07	USD6,250	17,247	09.03~03.07	USD12,500	-
〃	09.03~03.07	USD2,500	6,826	09.03~03.07	USD5,000	-
Subtotal			24,073			-
Total			$115,912			$85,020

(1) Effective from January 1,2006, the Company carried above financial instrument at fair value under the SFAS No.34 " Accounting for Financial Instruments" resulting in a unfavorable cumulative effects of changes in accounting principle of 171,499 thousand (after tax) and be included in the net income for the six months ended June 30, 2006.

(2) The disclosure of credit risk, credit risk and fair value for the above derivative financial liabilities, please refer to Note J.

15. Accrued expenses

	June 30, 2006	June 30, 2005
Accrued expenses	$214,162	$293,464
Estimated accrued expenses	2,807,999	3,545,657
Plus: Unrealized foreign exchange loss (gain)	21,141	(10,317)
Total	$3,043,302	$3,828,804

The estimated accrued expenses represent the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2005 were $2,544,448 thousand of which $2,192,499 thousand was reversed as of June 30, 2006, constituting 86.17% of the estimated amount. The estimated accrued expenses as of December 31, 2004 were $3,241,837 thousand of which $2,488,959 thousand was reversed as of June 30, 2005, constituting 76.78% of the estimated amount.

16. Other payable

	June 30, 2006	June 30, 2005
Non related parties		
Accrued expense	$4,096	$3,559
Dividends payable	4,931,356	4,938,410
Remuneration to directors and supervisor and bonus for employees	130,400	123,800
Others	80,381	61,149
Subtotal	5,146,233	5,126,918
Related party		
Payables on equipment	1,251,542	-
Total	$6,397,775	$5,126,918

17. Long-term liabilities due within one year

	June 30, 2006	June 30, 2005
Corporate bonds payable	$4,000,000	$1,500,000
Long-term bank loans	1,231,333	2,486,849
Total	$5,231,333	$3,986,849

18. Derivative financial liabilities for hedging-non current

	June 30, 2006			June 30, 2005		
	Contract period	Notional amount	Carrying value	Contract period	Notional amount	Carrying value
IRS	06.03.03 12.03.08	NTD300,000	$9,180	06.03.03~ 12.03.08	NTD300,000	$-
//	06.03.03~ 12.05.08	NTD200,000	6,136	06.03.03~ 12.05.08	NTD200,000	-
//	08.27.02~ 06.27.07	NTD120,000	886	08.27.02~ 06.27.07	NTD200,000	-
Total			$16,202			$-

(1) Effective from January 1, 2006, the Company recorded those that qualify as effective hedging instrument under the SFAS No.34 " Accounting for Financial Instruments" at fair value which resulted in an unfavorable loss of 56,681 thousand (after tax) to be carried under equity and not to be included in the net income for the six months ended June 30,2006.

(2) The disclosure of interest rate risk, credit risk and fair value for the above derivative financial liabilities, please refer to Note J.

19. Financial liabilities carried at cost-non current

	Item	Conversion date	June 30, 2006	June 30, 2005
Stock conversion right	Tuntex (Thailand) Public Company Limited	03.10.13	$9,004	$-

Above financial liability is arise from the Company's acquisition of the convertible corporate bonds with embedded stock conversion right issued by the Tuntex (Thailand) Public Company Limited (the TUNTEX) on first quarter of 2005. On the agreement of convertible bonds, the TUNTEX should choose to either pay back the face value of corporate bonds (THB15,737 thousand dollars) in cash or convert to stock on the maturity date. The Company didn't record separately on initial acquisition. Effective from January 1, 2006, in accordance with the guideline of the SFAS No.34 "Accounting for financial instruments", the convertible bonds were discounted by the effective rate of acquisition with amount of THB 11,263 thousand (converted into NTD 9,004 thousand), resulting in an unfavorable unrealized loss 9,004 thousand dollars(after tax) in equity. Those losses were not to be included in the net income for the six months ended June 30, 2006, and the subsequent measurement is at cost method with historical exchange rate.

20. Corporate bonds payable

	June 30, 2006	June 30, 2005
Seventh secured corporate bonds	$-	$1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	1,634,400	1,634,400
Second unsecured convertible bonds	1,481,800	1,864,300
Add: Accrued interest compensation	7,962	4,797
Subtotal	8,624,162	10,503,497
Less: Current portion	(4,000,000)	(1,500,000)
Non-current portion	$4,624,162	$9,003,497

(1) Please refer to Schedules 1 ~ 3 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (hereinafter referred to as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below.

a. Period: 5 years (January 12, 2004 to January 11, 2009).

b. Coupon rate: 0% per annum.

c. Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d. Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption of the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the above-mentioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph a. above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption of the bondholders' option

During the period from 30 days before the 3-year maturity of Bond to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lower of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60. On June 30, 2006, the adjusted conversion price was $21.85.

h. Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (hereinafter referred to as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below.

a. Period: 5 years (September 6, 2004 to September 5, 2009).

b. Coupon rate: 0% per annum.

c. Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d. Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption of the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the above-mentioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption of the bondholders' option

During the period from 30 days before the 3.5-year maturity of Bond to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50. On June 30, 2006, the adjusted conversion price was $19.98.

h. Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

21. Long-term loans

Long-term bank loans:

Creditor	Type	Period	June 30, 2006	June 30, 2005
Chiao Tung Bank	Secured	01.31.00 - 01.31.07	$-	$145,440
Chiao Tung Bank	Secured	06.26.01 - 03.01.08	-	218,160
Bank of Taiwan	Secured	10.20.98 - 10.20.05	-	200,000
Bank of Taiwan	Secured	12.17.02 - 08.06.07	297,000	495,000
Bank of Taiwan	Secured	06.30.06 – 06.30.09	1,600,000	-
Bank of Taiwan	Uns ecured	05.27.02 - 05.27.07	-	500,000
The Bank of Tokyo-Mitsubishi	Secured	02.25.05 - 08.25.07	-	165,832
The Mizuho Corporate Bank	Secured	03.31.03 - 03.31.07	-	587,395
The Mizuho Corporate Bank	Secured	10.01.03 - 09.08.08	-	1,468,488
Bank of Panhsin	Uns ecured	09.03.03 - 09.03.05	-	13,000
Taiwan Cooperative Bank	Secured	06.24.03 - 06.24.08	-	600,000
Chang Hwa Bank	Uns ecured	12.16.02 - 12.16.07	-	215,625
Chang Hwa Bank	Uns ecured	04.21.04 - 04.21.09	-	2,013,926
Chang Hwa Bank	Uns ecured	05.26.04 - 04.21.09	-	1,342,618
Land Bank of Taiwan	Uns ecured	12.19.02 - 12.19.07	-	625,000
Hua Nan Commercial Bank	Uns ecured	07.23.02– 07.23.07	-	$312,500
The Export-Import Bank of the Republic of China	Uns ecured	08.27.02 – 08.27.07	120,000	200,000
Sunny Bank	Uns ecured	11.28.02 – 11.28.05	-	47,500
Bank of East Asia	Uns ecured	02.27.03 – 02.27.09	-	150,000
Bank of East Asia	Uns ecured	01.23.06 – 01.23.09	300,000	-
Calyon Corporate and Investment Bank	Uns ecured	06.06.03 – 06.06.08	500,000	500,000
First Commercial Bank	Uns ecured	06.27.03 – 06.27.08	-	2,100,000
First Commercial Bank	Uns ecured	06.23.06 – 07.23.06	300,000	-
Industrial Bank of Taiwan	Uns ecured	11.11.03 – 11.11.07	120,000	240,000
Asia Trust	Uns ecured	12.30.03 - 07.20.05	-	1,000
Subtotal			3,237,000	12,141,484
Less: Unrealized foreign exchange gain			-	(263,952)
Total			3,237,000	11,877,532
Less: Current portion			(1,231,333)	(2,486,849)
Non-current portion			$2,005,667	$9,390,683

The interest rate range on the above long-term bank loans was 2.075%~2.475% and 0.518%~4.511% for the six-months ended June 30, 2006 and 2005, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

22. Capital stock

(1) As of June 30, 2006 and 2005, the authorized capital of the Company was $33,000,000 thousand and $30,000,000 thousand, and the paid-in capital was $27,251,676 thousand and $24,613,860 thousand, divided into 2,725,168 thousand and 2,461,386 thousand shares of common stocks, respectively, with a par value of $10 per share.

(2) On June 23, 2006, the Company's stockholders resolved to increase capital by capitalizing $1,907,617 thousand of retained earnings. Accordingly, 190,762 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $29,159,293 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 12, 2006 as per the Letter Jin-Kuan-Zheng-(1)-Zi No. 0950130032 with the effective capital increase date set on August 20, 2006.

(3) On June 23, 2005, the Company's stockholders resolved to increase capital by capitalizing $2,461,386 thousand of retained earnings. Accordingly, 246,139 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $27,075,246 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 20, 2005 as per the Letter Jin-Kuan-Zheng-(1)-Zi No. 0940129447 with the effective capital increase date set on August 26, 2005.

(4) Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company during the six months ended June 30, 2006 and 2005 are set forth below:

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	-	$-	20,211	$202,111
Second unsecured convertible bonds	17,643	176,430	15,232	152,324
Total	17,643	$176,430	35,443	$354,435

23. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized cannot exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus cannot be used to make up losses unless the legal reserve is insufficient to cover the losses.

24. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2005 and 2004 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. To facilitate future expansion plans, distributed to stockholders are in the form of both cash and stocks with proportions at 0%~50% and 100%~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to prior year. The Company also could adjust the cash and stock dividends with proportions at 100%~50% and 0%~50% based on the financial situation, respectively.

(2) The Company's board of stockholders resolved to amend the company's policy of dividends and distribution of earnings (effective from 2006) on June 23, 2006. The newly revised policies are set as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in forms of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends not lower than 10%.

(3) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

(4) Special reserve

If there are any negative stockholders' equity items recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity items to the special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(5) Appropriation of the 2005 and 2004 earnings as resolved by the stockholders on June 23, 2006 and June 23, 2005, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2005	2004	2005	2004
Cash dividends to common stockholders	$4,905,302	$4,922,772	$1.80	$2.00
Stock dividends to common stockholders	1,907,617	2,461,386	0.70	1.00
Cash bonus to employees	70,000	80,000		
Remuneration to directors and supervisors	60,400	43,800		

(6) Information relating to the appropriation of the Company's 2005 earnings as proposed by the Board of Directors and resolved by the stockholders in 2006 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

25. Operating revenues

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Marine freight income	$16,093,362	$20,271,518
Ship rental income	1,257,576	681,139
Commission income and Agency service income	154,086	125,690
Others	258,737	158,412
Total	$17,763,761	$21,236,759

26. Expenses relating to employment, depreciation , depletion, and amortization

Expenses relating to employment, depreciation , depletion and amortization for the six months ended June 30, 2006 and 2005 disclosed by function are as follows:

	Six Months Ended June 30, 2006		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$241,839	$473,243	$715,082
Labor and health insurance	12,905	25,380	38,285
Pension	36,831	47,911	84,742
Others	15,541	17,789	33,330
Total	$307,116	$564,323	$871,439
Depreciation	$122,041	$402,742	$524,783
Depletion	$-	$-	$-
Amortization	$103,218	$31,397	$134,615

	Six Months Ended June 30, 2005		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$250,045	$403,193	$653,238
Labor and health insurance	9,498	13,913	23,411
Pension	40,472	56,145	96,617
Others	14,328	12,602	26,930
Total	$314,343	$485,853	$800,196
Depreciation	$234,882	$466,244	$701,126
Depletion	$-	$-	$-
Amortization	$93,138	$31,174	$124,312

27. Income taxes

(1) The income taxes comprise the following:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Income tax expense - current period	$602,213	$1,011,362
Add: 10% tax on unappropriated retained earnings	405,820	-
Tax-exempt investment income	(72,789)	(12,130)
Separate income tax expense	-	224
Adjustments for changes in tax estimates	807	(451)
Net change in deferred income tax liabilities /assets	(955,513)	292,384
Income tax interest from cumulative effects of changes in accounting principle	50,937	-
Income tax effects under equities adjustment	(13,604)	-
Income tax expense	$17,871	$1,291,389

(2) Deferred income tax assets and liabilities

	June 30, 2006	June 30, 2005
a. Total deferred income tax liabilities	$(1,526,589)	$(1,924,422)
b. Total deferred income tax assets	$239,099	$118,962
c. Valuation allowance for deferred income tax Assets	$(1,107)	$(325)
d. Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(6,039,537)	$(7,459,827)
Foreign dividends	3,255	2,309
Unrealized foreign exchange gain	-	(219,964)
Unrealized foreign exchange loss	139,830	452,536
Unrealized investment loss	1,300	1,300
Unrealized expenses and losses	3,129	19,700
Pension expense	67,656	(14,024)
Loss on valuation of financial assets	22,917	-
Loss on valuation of financial liabilities	53,149	-
Gain on valuation of financial assets for hedging	(66,820)	-
Loss on valuation of financial liabilities for hedging	16,202	-
Deferred income on disposal of shipping equipment	648,958	-

	June 30, 2006	June 30, 2005
e. Deferred income tax assets – current	$36,490	$2,868
Valuation allowance for deferred income tax assets – current	-	-
Deferred income tax assets – current, net	36,490	2,868
Deferred income tax liabilities – current	(16,705)	(55,959)
Net deferred income tax (liabilities) / assets – Current	$19,785	$(53,091)

f. Deferred income tax assets - non-current	$202,609	$116,094
Valuation allowance for deferred income tax assets - non-current	(1,107)	(325)
Deferred income tax assets - non-current, net	201,502	115,769
Deferred income tax liabilities - non-current	(1,509,884)	(1,868,463)
Net deferred income tax liabilities - non-current	$(1,308,382)	$(1,752,694)

(3) Except for the income tax return of 2001 and 2002, the Company's income tax returns through 2004 have been assessed by National Tax Administration (NTA).

(4) Imputation tax credit

	June 30, 2006	June 30, 2005
Balance of imputation tax credit account (ICA)	$1,907,546	$542,762

	2005	2004
Tax credit rate for individual stockholders	11.97%	4.15%

(5) Unappropriated retained earnings

	June 30, 2006	June 30, 2005
1997 and before	$5,570,595	$5,570,596
1998 and onwards	8,453,117	4,394,915
Total	$14,023,712	$9,965,511

The unappropriated retained earnings for the above years are the accumulated unappropriated retained earnings accounted for in accordance with the Business Accounting Law. Net income for the six months ended June 30, 2006 and June 30, 2005 were not included.

28. Earnings per share

(1) Basic earnings per share：

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Pre-tax	After-tax	Pre-tax	After-tax
Income from continuing operation	$173,074	$155,203	$7,454,408	$6,163,019
Cumulative Effect of changes in Accounting principle	(147,545)	(96,608)	-	-
Net income	$25,529	$58,595	$7,454,408	$6,163,019

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Pre-tax	After-tax	Pre-tax	After-tax
(In thousand shares)				
Beginning balance of shares outstanding	2,707,525	2,707,525	2,425,942	2,425,942
Capitalization of retained earnings in 2006 (0.07 per share)	190,154	190,154	188,183	188,183
Capitalization of retained earnings in 2005 (0.10 per share)	-	-	244,394	244,394
Common stock converted from convertible bonds	8,968	8,968	17,999	17,999
Weighted-average number of shares outstanding	2,906,647	2,906,647	2,876,518	2,876,518
Basic earnings per share (in dollars)				
Income from continuing operation	$0.06	$0.05	$2.59	$2.14
Cumulative effect of changes in accounting principle	(0.05)	(0.03)	-	-
Net income	$0.01	$0.02	$2.59	$2.14

(2) Diluted earnings per share:

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Pre-tax	After-tax	Pre-tax	After-tax
Income from continuing operation	$173,074	$155,203	$7,454,408	$6,163,019
Dilutive effect of potential common stock to be converted from unsecured domestic convertible bonds	1,937	1,859	2,023	1,982
Dilutive income from continuing operation	175,011	157,062	7,456,431	6,165,001
Cumulative Effect of changes in Accounting principle	(147,545)	(96,608)	-	-
Net income after dilutive effect	$27,466	$60,454	$7,456,431	$6,165,001

(In thousand shares)				
Beginning balance of shares outstanding	2,707,525	2,707,525	2,425,942	2,425,942
Capitalization of retained earnings in 2006 (0.07 per share)	190,154	190,154	188,183	188,183
Capitalization of retained earnings in 2005 (0.10 per share)	-	-	244,394	244,394
Common stock converted from convertible bonds	8,968	8,968	17,999	17,999
Potential common stock to be converted from unsecured domestic convertible bonds	155,071	155,071	185,200	185,200
Weighted-average number of shares outstanding	3,061,718	3,061,718	3,061,718	3,061,718
Diluted earnings per share (in dollars)				
Income from continuing operating	$0.06	$0.05	$2.44	$2.01
Cumulative effect of changes in accounting principle	(0.05)	(0.03)	-	-
Net income	$0.01	$0.02	$2.44	$2.01

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for by the equity method
EVA Airways Corporation (EVA)	Investee accounted for by the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for by the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Tai Wha Checker Co., Ltd. (THC)	Indirect subsidiary of the Company (sold in March 2005)
Shanghai Pao Long International Container Co., Ltd. (PLIC)	Indirect subsidiary of the Company (sold in April 2005)
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC. (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony
Evergreen Star (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping (S) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen India Pte. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

2. **Significant transactions with related parties**

(1) Operating revenues from related parties

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$46,654	0.26	$49,963	0.24
ITS	974,752	5.49	101,157	0.48
HML	405,491	2.28	53,848	0.25
GMS	54,430	0.31	51,825	0.24
EIS	38,188	0.21	44,797	0.21
GESA	10,676	0.06	4,583	0.02
Total	$1,530,191	8.61	$306,173	1.44

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$479,691	2.94	$885,561	5.17
EIC	240,861	1.48	243,241	1.42
TTSC	333,839	2.05	308,046	1.80
THC	-	-	173	-
Evergreen State	-	-	21,528	0.13
Evergreen Star	-	-	20,356	0.12
ESRC	22,999	0.14	21,182	0.12
EAS	3,583	0.02	4,250	0.02
EVA	5,462	0.03	5,128	0.03
GESA	885,682	5.43	987,083	5.77
ITS	98,052	0.60	1,370	0.01
HML	445,900	2.73	299,928	1.75
GMS	496,488	3.04	448,912	2.62
EIS	58,342	0.36	53,335	0.31
EMI	26,098	0.16	33,690	0.20
EGT	27,473	0.17	25,237	0.15
EGS	13,727	0.08	22,438	0.13
EGK	10,992	0.07	25,073	0.15
Total	$3,149,189	19.30	$3,406,531	19.90

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

a. Acquisitions of property, plant and equipment

	Items	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
EITC	Ships and equipments-CRWN	$409,986	$-
〃	Ships and equipments-CHRT	397,589	-
〃	Ships and equipments-CNCT	423,852	-
〃	Ships and equipments-CRNA	412,643	-
〃	Ships and equipments-CNCD	415,047	-
ESRC	Office equipment	620	-
EIC	Office equipment	-	19
Total		$2,059,737	$19

(a) In order to coordinate adjustments for routes and fleet of ships, the Company's Board of Director resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, and the Uni-Concord from related party-EITC, at a total price of USD63,800 thousand. As of June 30, 2006, the transaction was completed, and the unsettled amount was 1,251,542 thousand under others payable.

(b) The EITC is accounted for under equity method. According to the regulation, unrealized gain from the above ships transaction should be eliminated in accordance of the proportion of ownership. As of June 30, 2006, the unrealized amount was 270,131 thousand, and recorded as the deduction of long term investment.

b. Sales of property, plant and equipment

		Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Items	Price	Gain on disposal	Price	Gain on disposal
GMS	Ships and equipments-GRTH	$261,480	$233,980	$-	$-
〃	Ships and equipments-GNTL	228,207	209,621	-	-
〃	Ships and equipments-GRDN	228,382	212,207	-	-
ITS	Transportation equipment	-	-	1,048	971
EVA	Office equipment	-	-	2,645	97
Total		$718,069	$655,808	$3,693	$1,068

(a) In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's board of directors resolved to sell the Ever-Growth, the Ever-Gentle, the Ever-Garden, the Ever-Gifted, and the Ever-Govern to indirect subsidiary-Greencompass Marine S.A. with total amount of USD37,000 thousand. The GRTH, the GNTL, and the GRDN have been delivered and the total amount has been received as of June 30, 2006. The rest of vessels will be delivered before July, 2006.

(b) The Company has control power on GMS which is accounted for under equity method. According to the regulation, all unrealized gain from the transaction should be eliminated. As of June 30, 2006, the unrealized amount was 648,958 thousand dollars recorded as other liabilities-deferred debts.

(4) Leases

a. Rental income (recorded as non-operating income) derived from the operating premises and parking lots leased to the related parties are as follows:

		Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$30,169	95.97	$28,357	97.34
EVA	Parking lots	144	0.46	120	0.41
ESRC	Parking lots	144	0.46	40	0.14
Total		$30,457	96.89	$28,517	97.89

b. Rental expenses (recorded as general and administrative expenses) on operating premises and parking lots leased from the related parties are as follows:

		Six month Ended June 30, 2006		Six month Ended June 30, 2005	
	Leasehold Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$18,478	93.06	$18,453	89.26
EITC	Office building	677	3.41	641	3.10
EVA	Parking lots	685	3.45	564	2.73
Total		$19,840	99.92	$19,658	95.09

c. Rental expenses incurred on the vessels and slot leased from the related parties are recorded under direct operating costs. Details are set forth below:

	Six months Ended June 30, 2006		Six months Ended June 30, 2005	
	Amount	% of Total Vessel Rental Expenses	Amount	% of Total Vessel Rental Expenses
ITS	$21,446	0.70	$1,370	0.05
HML	37,925	1.25	299,928	10.78
GMS	505,348	16.63	462,451	16.62
EIS	58,346	1.92	52,915	1.90
GESA	890,756	29.31	992,111	35.66
EITC	390,632	12.85	406,959	14.63
Total	$1,904,453	62.66	$2,215,734	79.64

(5) Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follow:

	June 30, 2006		June 30, 2005	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$92,175	4.64	$209,542	6.61
EITC	24,480	1.23	23,863	0.75
GESA	1,956	0.10	-	-
EIS	7,111	0.36	-	-
GMS	10,392	0.52	-	-
ITS	212,229	10.69	94,502	2.98
HML	87,722	4.42	36,661	1.16
Total	$436,065	21.96	$364,568	11.50
Other receivables				
EITC	$387,080	38.26	$296,901	21.74
EVA	150,206	14.85	336,352	24.62
EIC	164,575	16.27	7,481	0.55
TTSC	439	0.04	287	0.02
CCT	2,102	0.21	1,879	0.14
Others	208	0.02	278	0.02
Total	$704,610	69.65	$643,178	47.09
Accounts payable				
EITC	$9,815	0.27	$83,008	4.94
TTSC	48,656	1.34	38,432	2.29
EIC	1,940	0.05	20,310	1.21
ESRC	1,454	0.04	3,871	0.23
EVA	1,222	0.03	1,674	0.10
ITS	20,455	0.56	4,207	0.25
EIS	184,484	5.08	36,184	2.15
HML	767,872	21.13	-	-
Others	540	0.01	545	0.03
Total	$1,036,438	28.51	$188,231	11.20
Accrued Expense				
EIC	$14,005	0.46	$19,028	0.50
Other payables				
EITC	$1,251,542	19.56	$-	-

Above other payables to EITC was due to acquiring ships from EITC.

3. Endorsements and guarantees for related parties

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	June 30, 2006		June 30, 2005	
GMS	USD	206,932	USD	380,670
Peony	USD	-	USD	18,000
TCT	USD	48,479	EUR	85,218
HML	USD	517,347	USD	336,063
CCT	USD	16,518	USD	19,080
Whitney	USD	7,848	USD	9,394
Hemlock	USD	41,278	USD	54,722

4. Significant contracts with related parties

(1) The Company has entered into an agreement with EIC for management, computer information, Shipping affairs, and consulting services. Except payments under behalf are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost-added method. The contract came into effect on July 1, 1996 and continued to be in effect unless terminated.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC has been acting as the Company's agent for cargo forwarding and collection of freight since 2002. As of June 30, 2006 and 2005, the amount receivable under the agency agreement was $92,175 thousand and $209,542 thousand, respectively.

(3) The Company has entered into an agreement with ESRC. Under the agreement, ESRC should provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office, Kaohsiung office and container yards were $940 thousand dollars and $1,614 thousand dollars, respectively. The fees are paid monthly. About long-term contracts, please refer to Note G.

(4) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of June 30, 2006 and 2005, the debit balances of the accounts are as follows:

	June 30, 2006	June 30, 2005
EIS	$8,175	$8,723
GMS	12,274	10,232
GESA	3,945	4,332
HML	4,854	1,293
Total	$29,248	$24,580

(5) The Company has entered into agency agreements with its related parties, under which the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight and payment of expenses incurred with foreign ports. The transactions are recorded under "agency accounts". As of June 30, 2006 and 2005, the balances of the accounts are as follows:

a. Debit balances of agency accounts

	June 30, 2006	June 30, 2005
GMS	$492,546	$-
EIC	91,264	129,935
GESA	-	90,248
ITS	1,305,157	162,223
HML	-	245,373
EMI	38,257	100,599
EGT	49,618	-
EGS	1,312	-
Total	$1,978,154	$728,378

b. Credit balances of agency accounts

	June 30, 2006	June 30, 2005
EIS	$293,334	$1,070,596
GMS	-	579,460
GESA	31,790	-
HML	76,600	-
EGT	-	16,239
EGI	42,863	55,484
Total	$444,587	$1,721,779

(6) The Company has been commissioned by its related parties to manage their vessels. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended June 30, 2006 and 2005 are as follows:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
EITC	$46,654	$45,828
EIS	38,188	27,900
GMS	54,430	35,581
HML	24,846	10,587
GESA	10,676	4,583
Total	$174,794	$124,479

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, GMS, ITS and EIS for the long-term leases of ships.

F. PLEDGED ASSETS

1. Restricted assets - current

	June 30, 2006	June 30, 2005	Pledgee	Purpose
Time deposits	$130,000	$130,000	Kaohsiung Harbor Bureau	Performance guarantee
Time deposits	1,715	-	Central Trust of China	Performance guarantee
Time deposits	1,050	1,050	Military - Finance Department	Performance guarantee
Time deposits	600	600	Kaohsiung Customs Bureau	Performance guarantee
Time deposits	50	50	Directorate General of Customs	Performance guarantee
Total	$133,415	$131,700		

2. **Property, plant and equipment**

	Carrying Value		
	June 30, 2006	June 30, 2005	Purpose
Land	$1,800,093	$1,947,491	Long-term loans
Buildings	955,577	1,012,200	Long-term loans
Loading and discharging equipment	-	520,088	Long-term loans
Transportation equipment	258,731	2,054,573	Long-term loans
Ships and equipment	-	274,580	Long-term loans and corporate bonds
Total	$3,014,401	$5,808,932	

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	June 30, 2006		June 30, 2005	
Taipei Fubon Bank	NTD	-	NTD	282,213
Bank of America	USD	5,000	USD	5,000

2. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	June 30, 2006		June 30, 2005	
GMS	USD	206,932	USD	380,670
Peony	USD	-	USD	18,000
TCT	USD	48,479	EUR	85,218
HML	USD	517,347	USD	336,063
CCT	USD	16,518	USD	19,080
Whitney	USD	7,848	USD	9,394
Hemlock	USD	41,278	USD	54,722

3. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at NTD50.50 per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at NTD50.50 per share, and the GDRs issued amounted to USD115 million. Another 2,025,506 units, representing 20,255,111 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2006. As of June 30, 2006, 7,898,014 units were redeemed and 394,522 units, representing 3,945,271 shares of the Company's common stock, were outstanding.

4. As of June 30, 2006, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement were NTD 17,492,000 thousand and JPY 760,000 thousand, respectively, and the unutilized credits were NTD 13,300,000 thousand and JPY 760,000 thousand, respectively.

5. As of June 30, 2006, details of the loading and discharging equipment acquired to support the operations of the No. 4 and the No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Rail mounted gantry cranes	USD	4,020	USD	3,015	USD	1,005
Rail mounted gantry cranes	NTD	207,000	NTD	155,250	NTD	51,750
Gantry cranes	USD	399	USD	359	USD	40
Freezer	USD	12,922	USD	6,419	USD	6,503

6. As of June 30, 2006, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment are as follows:

Lessor	Amount (in thousand dollars)
EITC	USD 23,000
GESA	65,832
GMS	30,633
ITS	6,304
EIS	7,457
KSG	11,218
EPC	427
TDS	38,564
HFE	446
Total	USD 183,881

7. As of June 30, 2006, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC is $67,773 thousand.

8. As of June 30, 2006 and 2005, the guaranteed notes issued by the Company for loans borrowed amounted to $7,256,408 thousand and $10,365,521 thousand, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

None.

J. OTHERS

1. Fair-value information of financial instruments:

In thousand

Non-derivative financial instruments	June 30, 2006 Carrying value	June 30, 2006 Fair value	June 30, 2005 Carrying value	June 30, 2005 Fair value
Assets:				
Cash and cash equivalents	$4,056,072	$4,056,072	$8,437,439	$8,437,439
Notes and accounts receivable	2,937,921	2,937,921	4,479,050	4,479,050
Financial assets at fair value through profit or loss				
Bonds investments	3,575	3,575	52,690	52,690
Equity securities	79,446	79,446	276,059	276,059
Beneficiary certificate	3,010,786	3,010,786	10,660,992	10,708,264
Held-to-maturity financial assets-current	25,455	25,455	20,472	20,472
Other financial assets-current	2,814	2,814	-	-
Restricted assets-current	133,415	133,415	131,700	131,700
Available-for-sale financial assets-non current	586,680	586,680	569,520	694,893
Held-to-maturity financial assets-non current	-	-	20,472	20,472
Financial assets carried at cost-non current	2,182,966	2,182,966	2,205,694	2,205,694
Debt investments with no active market-non current	12,709	12,709	12,035	12,035
Long term receivable due within one year	378,090	378,090	446,524	446,524
Refundable deposit	39,531	39,531	39,333	39,333
Non-derivative financial instruments				
Liabilities:				
Short loans	100,000	100,000	500,000	500,000
Notes and accounts payable	14,011,356	14,011,356	11,646,771	11,646,771
Corporate bonds payable (including current position)	8,624,162	8,624,162	10,503,497	10,503,497
Long-term loans (including current position)	3,237,000	3,237,000	11,877,532	11,877,532
Guarantee deposits received	125	125	85	85
Contract of derivative financial instrument				
Assets:				
Interest rate swap (IRS)	$30,694	$30,694	$-	$46,891
Oil swap	66,820	66,820	-	201,228
Structural and equity-linked financial instruments	604,017	604,017	467,897	467,897
Liabilities:				
Interest rate swap (IRS)	63,168	63,168	-	231,543
Cross currency swap (CCS)	24,073	24,073	-	70,684
Foreigner exchange option (FX Option)	44,862	44,862	85,020	85,020
Oil swap	11	11	-	6,434
Convert right of stock	9,004	9,004	-	-

2. The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

   a. The fair values of short-term financial instruments are approximated using their carrying value. Since they are short-term in nature, it is reasonable for their fair value to be determined based on their carrying value. This method applies to cash and cash equivalents, notes and accounts receivable (payable), refundable deposits, other financial assets, restricted assets, short loan, and guarantee deposit received.

b. For financial assets at fair value through profit or loss, available-for-sale financial assets and held-to-maturity financial assets with quoted market price available in the active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique used to measure the fair value is one which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price.

c. For financial assets accounted for by the cost method composed of unlisted stocks or those not actively traded in the market, and does not has significant influence are measured at cost in compliance with the statement of financial accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

d. Long-term accounts receivable are financial assets with interest rate that accounts for by floating rate, the face value is close to fair value.

e. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

f. Fair values of corporate bonds payable equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

g. Financial liabilities are those that equity-linked instrument without active market and public price, hard to measure the fair value, and settlement by the equity instrument. In accordance with the guideline of the "Guidelines for Preparation of Financial Reports by Securities Issuers", the fair value is cost.

h. The fair value of derivative financial instruments that the Company assumed to terminate the agreements is the estimated receivable or payable amount. The unrealized gain or loss of outstanding contract is generally included. Ask price of counterparties is available for the derivative financial.

3.The fair value of financial assets and liabilities either determined with the public quoted price in the active market or estimated using valuation methods are as follows:

	Quoted market price		Fair value based on estimates	
Non-derivative financial instruments	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Assets:				
Cash and cash equivalents	$-	$-	$4,056,072	$8,437,439
Notes and accounts receivable	-	-	2,937,921	4,479,050
Financial assets held for trading				
Bond investments	3,575	52,690	-	-
Equity securities	79,446	276,059	-	-
Beneficiary certificate	3,010,786	10,708,264	-	-
Held-to-maturity financial assets-current	-	-	25,455	20,472
Other financial assets-current	-	-	2,814	-
Restricted assets-current	-	-	133,415	131,700
Available-for-sale financial assets-non current	586,680	694,893	-	-
Held-to-maturity financial assets-non current	-	-	-	20,472
Financial assets carried at cost-non current	-	-	2,182,966	2,205,694
Debt investments in no active market-non current	-	-	12,709	12,035
Long term receivable due within one year	-	-	378,090	446,524
Refundable deposit	-	-	39,531	39,333

Non-derivative financial instruments	Quoted market price June 30, 2006	Quoted market price June 30, 2005	Fair value based on estimates June 30, 2006	Fair value based on estimates June 30, 2005
Liabilities:				
Short loans	$-	$-	$100,000	$500,000
Notes and accounts payable	-	-	14,011,356	11,646,711
Corporate bonds payable (including current position)	-	-	8,624,162	10,503,497
Long-term loans (including current position)	-	-	3,237,000	11,877,532
Guarantee deposits received	-	-	125	85
Contract of derivative financial instrument				
Assets:				
Interest rate swap (IRS)	$-	$-	$30,694	$46,891
Oil swap	-	-	66,820	201,228
Structural and equity-linked financial instruments	-	-	604,017	467,897
Liabilities:				
Interest rate swap (IRS)	-	-	63,168	231,543
Cross currency swap (CCS)	-	-	24,073	70,684
Foreign exchange option (FX Option)	-	-	44,862	85,020
Oil swap	-	-	11	6,434
Conversion of stock	-	-	9,004	-

a. The unrealized profit that the Company recognized for the six months ended June 30, 2006 and 2005 due to changes in fair value were 124,525 thousand and 119,666 thousand, respectively.

b. The financial assets with potential fair value risk of interest change for the six months ended June 30, 2006 and 2005, were 2,879,047 thousand and 6,698,164 thousand, respectively, and the financial liabilities were 6,220,000 thousand and 8,240,000 thousand. The financial assets with potential cash flow risk of interest change were 1,165,914 thousand and 1,664,833 thousand, respectively, and the financial liabilities were 3,204,241 thousand and 11,637,532 thousand.

4. Risk Policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Those financial instruments are held for the operating capital necessary. The Company also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly includes interest rate swap and oil swap. The primary objective is to avoid the interest risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk, associated with interest fluctuations exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed interest and floating interest rates methods in issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

The carrying value of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

June 30, 2006:

a. Fixed interest rate

	Within 1 year	1~2years	2~3years	3~4years	4~5years	Over 5 years	Total
8% Bonds (Korea)	$25,455	$-	$-	$-	$-	$-	$25,455
2.6% Corporate bonds	(1,500,000)	-	-	-	-	-	(1,500,000)
1.47% Corporate bonds	-	(985,513)	-	-	-	-	(985,513)
3.9% Corporation bonds	(1,500,000)	-	-	-	-	-	(1,500,000)
3.4% Corporate bonds	(1,000,000)	-	-	-	-	-	(1,000,000)
2.18% Bank loan	-	(489,333)	-	-	-	-	(489,333)
1.42% Bonds with reverse repurchase	410,000	-	-	-	-	-	410,000
1.45% Bonds with reverse repurchase	400,000	-	-	-	-	-	400,000
1.47% Bonds with reverse repurchase	70,000	-	-	-	-	-	70,000
1.48% Bonds with reverse repurchase	4,000	-	-	-	-	-	4,000
1.4% Bonds with reverse repurchase	378,000	-	-	-	-	-	378,000
120,000 Bank loan	(120,000)	-	-	-	-	-	(120,000)

b. Floating interest rate

	Within 1 year	1~2years	2~3years	3~4years	4~5years	Over 5 years	Total
Cash and cash equivalents	$4,056,072	$-	$-	$-	$-	$-	$4,056,072
Corporate bonds	-	(500,000)	-	-	-	-	(500,000)
1,600,000 Bank loan	(533,333)	(533,333)	(533,334)	-	-	-	(1,600,000)
297,000 Bank loan	(198,000)	(99,000)	-	-	-	-	(297,000)
300,000 Bank loan	-	-	-	(300,000)	-	-	(300,000)
300,000 Bank loan	(300,000)	-	-	-	-	-	(300,000)
120,000 Bank loan	(80,000)	(40,000)	-	-	-	-	(120,000)

The interest of financial instruments associated with the floating interest rates is re-measured within 1 year period and the interest for financial instruments associated with the fixed interest rate, on the other hand, is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus, do not inherent interest rate risk. As a result, such instruments are not included in the table.

Exchange rate risk

Although the Company is exposed to exchange rate risk, the Company is entitled to stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans...etc.

Credit risk

The Company only deals with third parties with good credit standings. In compliance to the Company's policies, strict credit assessment is to be performed by the Company prior to proceed with credit trading with customers. The occurrence of bad debts is also minimized by the Company's practices in continuously assessment of collections on accounts and notes receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted to engage in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Company only deals with third parties with qualifying credit standings, no collateral is required by the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed below:

	June 30, 2006		June 30, 2005	
Financial instruments	Carrying value	Maximum credit exposure amount	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss				
Bonds investment	$3,575	$3,575	$52,690	$52,690
Equity securities	79,446	79,446	276,059	276,059
Beneficiary certificates	3,010,786	3,010,786	10,660,992	10,660,992
Interest rate swap	30,694	30,694	-	-
Other	604,017	604,017	467,897	467,897
Held-to-maturity financial assets-current				
Bonds investment with reverse repurchase	25,455	25,455	20,472	20,472
Derivative financial assets for hedging-current				
Oil swap	66,820	66,820	-	-
Available-for-sale financial assets-non current				
Equity security	586,680	586,680	433,924	433,924
Linked financial instrument	-	-	135,596	135,596
Held-to-maturity financial assets-non current				
Corporate bonds	-	-	20,472	20,472
Financial assets carried at cost-non current				
Stocks	2,182,966	2,182,966	2,205,694	2,205,694
Debt investment with no active market-non current				
Corporate bonds	12,709	12,709	12,035	12,035

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values on the balance sheet date. In another word, the credit risk amount presented is the loss incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds...etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected to incur.

5. Hedging activity

Cash flow hedge

As of June 30, 2006, the Company holds five oil swap contracts in avoiding fuel fluctuations. The Company also engaged in oil hedging transactions to minimize oil cost arising from variation of oil price. The Company compared the oil price and settled the contracts by cash to offset the oil cost(a expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the total fair value of oil hedging transaction was 66,820 thousand, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Company hold three interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated hedging instrument				
	Financial instrument designated as hedged	Fair value			Period of related gain or loss
Hedged items	instrument	June 30, 2006	June 30, 2005	Period of cash flow expected	Expected to be recognized
Floating interest debts	Interest rate swap	$(16,202)	$(20,242)	'02~'08	'02~'08
Expected oil transaction	Oil swap	66,820	201,228	'04~'08	'04~'08

Items	June 30, 2006	June 30, 2005
Adjustment amount in equity	$(32,842)	$-
Adjustment amount from equity to income statement	32,842	-
Adjustment amount from equity to non financial assets (liabilities)	-	-

6. Pursuant to the Letter (94) Chi-Mi-Tze No.016 issued by the Accounting Research and Development Foundation, the Company reclassified its financial instrument in accordance with the guideline of the SFAS No.34, please refer to Note C.2.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

None.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 5.

(3) Marketable securities held by the Company as at June 30, 2006

Please see Schedule 6.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 7.

(5) Acquisition of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(8) Receivables from related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 9.

(9) Derivative financial instruments undertaken by the Company

Please see Note J.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedule 10.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

a. Loans extended by the investees

Please see Schedule 4.

b. Endorsements and guarantees provided by the investees

None.

c. Marketable securities held by the investees as at June 30, 2006

Please see Schedule 6.

d. Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

e. Acquisition of real estate properties with an amount exceeding of NT$100 million or 20% of the respective investee's paid-in capital

None.

f. Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

g. Purchases from or sales to related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 8.

h. Receivables from related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 9.

i. Derivative financial instruments undertaken by the investees

Please see Schedule 11.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 12.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

None.

L. SEGMENT INFORMATION

Not applicable to the interim financial reporting.

Schedule 1

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2006

Type of Corporate Bonds	Eighth Secured Corporate Bonds	Ninth Secured Corporate Bonds
Date of issuance	Bond A: December 13 ~ 19, 2001 Bond B: December 13 ~ 14, 2001	Bond A: May 14, 2002 Bond B: May 15, 2002 Bond C: May 16, 2002 Bond D: May 17, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NTD$1,500,000,000	NT$1,000,000,000
Interest rate	2.600%	3.400%
Period	5 years	5 years
Maturity	Bond A: December 13 ~ 19, 2006 Bond B: December 13 ~ 14, 2006	Bond A: May 14, 2007 Bond B: May 15, 2007 Bond C: May 16, 2007 Bond D: May 17, 2007
Guarantor	Taiwan Cooperative Bank Bank of Taiwan	Hua Nan Commercial Bank
Trustee	Cathy United Bank	Bank of Taiwan
Underwriter	Polaris Securities Co.,Ltd	SinoPac Securities KGI
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A, B, C and D are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	NT$1,500,000,000	NT$1,000,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Schedule 2

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2006

Type of Corporate Bonds	Tenth Secured Corporate Bonds	Eleventh Secured Corporate Bonds
Date of issuance	Bond A: June 13, 2002 Bond B: June 14, 2002 Bond C: June 17, 2002 Bond D: June 18, 2002 Bond E: June 19, 2002 Bond F: June 20, 2002	Bond A: June 2 ~ 6, 2003 Bond B: June 3 ~ 5, 2003
Face value	NT$1,000,000	NT$5,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	3.900%	Bond A: 1.47% Bond B: 4% - Six-month LIBOR
Period	5 years	5 years
Maturity	Bond A: June 13, 2007 Bond B: June 14, 2007 Bond C: June 17, 2007 Bond D: June 18, 2007 Bond E: June 19, 2007 Bond F: June 20, 2007	Bond A: June 2 ~ 6, 2008 Bond B: June 3 ~ 5, 2008
Guarantor	Bank of Taiwan	Bank of Taiwan Land Bank
Trustee	Cathay United Bank	International Commercial Bank of China
Underwriter	SinoPac Securities KGI Yunata Core Pacific Securities	Fuh-Hwa Securities Co., Ltd Citi Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B, C, D, E and F are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Bond A: Simple interest, payable annually Bond B: Interest is payable semi-annually
Principal outstanding	NT$1,500,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Schedule 3

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2006

Type of Corporate Bonds	First Unsecured Corporate Bonds	Second Unsecured Corporate Bonds
Date of issuance	January 12, 2004	September 6, 2004
Face value	NT$100,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Face value	Face value
Principal amount	NT$4,000,000,000	NT$4,500,000,000
Interest rate	0.00%	0.00%
Period	5 years	5 years
Maturity	January 11, 2009	September 5, 2009
Guarantor	None	None
Trustee	Hua Nan Commercial Bank	SinoPac Commercial Bank
Underwriter	SinoPac Securities	President Securities
Lawyer	Chens Law and Patent Office	Law Office of S. S. Lai
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment Principal outstanding	To be repaid in lump sum at maturity based on the face value. NT$1,634,400,000	To be repaid in lump sum at maturity based on the face value. NT$1,481,800,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None	None

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For the Six Months Ended June 30, 2006

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at Dec 31, 2005	Interest Rate (%)	Nature of Loan (Note1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note2)
										Item	Value		
Peony Investment S.A.	Evergreen India Pte. Ltd.	Receivables from related parties	USD 250	USD 250	4.50875-5.484	2	USD-	Working capital requirement	USD-	-	USD-	USD 253,714	USD 507,428
Clove Holding Ltd.	Island Equipment LLC	〃	USD 14,085	USD 6,836	5.54438-6.00000	2	USD-	〃	USD-	-	USD-	NTD 12,429,182	NTD 24,858,363
PT. Multi Bina Pura International	PT Multi Bina Transport	〃	USD 150	-	1.50	2	USD-	〃	USD-	-	USD-	NTD 12,429,182	NTD 24,858,363
Armand International N.V.	Armand Estate B.V.	〃	USD 2,691	USD 2,691	4.23	2	USD-	〃	USD-	-	USD-	NTD 12,429,182	NTD 24,858,363
Hatsu Marine Limited	Island Equipment LLC.	〃	USD 6,035	USD 2,848	5.54438-6.00000	2	USD-	〃	USD-	-	USD-	NTD 12,429,182	NTD 24,858,363

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

   The Company: NTD$ 62,145,908 thousand * 20% = NTD$12,429,182 thousand

   Peony: US$1,268,570 thousand * 20% = US$253,714 thousand

2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

   The Company: NTD$ 62,145,908 thousand * 40% = NTD$24,858,363 thousand

   Peony: US$1,268,570 thousand * 40% = US$507,428 thousand

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For the Six Months Ended June 30, 2006
(Expressed in Thousands of Dollars)

Endorser/Guarantor	Counterparty	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at June 30, 2006	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company or its Subsidiaries (Note 2)
Evergreen Marine Corporation	Greencompass Marine S.A.	3	$124,291,816	$7,627,075 (USD240,177)	$6,700,665 (USD206,932)	$-	10.78	$186,437,724
Evergreen Marine Corporation	Hatsu Marine Limited	3	124,291,816	16,752,213 (USD517,347)	16,752,213 (USD517,347)	-	26.96	
Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	31,072,954	1,686,928 (USD52,682)	1,569,798 (USD48,479)	-	2.53	
Evergreen Marine Corporation	Whitney Equipment LLC.	3	124,291,816	217,590 (USD8,492)	254,126 (USD7,848)	-	0.41	
Evergreen Marine Corporation	Helmlock Equipment LLC.	3	124,291,816	1,386,418 (USD42,770)	1,336,623 (USD41,278)	-	2.15	
Evergreen Marine Corporation	Colon Container Terminal S.A.	6	31,072,954	594,021 (USD18,353)	534,869 (USD16,518)	-	0.86	
Evergreen Marine Corporation	Italia Marittima S.P.A	1	124,291,816	149,097 (USD 4,695)	- (USD-)	-	-	

Note 1: Nature of the counterparty's relationship with the Company or its subsidiaries
"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 300% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$62,145,908 thousand * 300% = NT$186,437,724 thousand

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2006 No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Stocks:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investments accounted for by the equity method	4,765	$40,115,161	100.00	$40,164,619	
	Taiwan Terminal Services Co., Ltd.	〃	〃	5,500	77,051	55.00	77,051	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	〃	32,000	415,336	40.00	415,336	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,271,653	39.74	7,378,684	
	Evergreen Security Corporation	〃	〃	3,438	46,240	31.25	46,240	
	EVA Airways Corporation	〃	〃	750,571	9,163,493	20.02	10,357,883	
	Taipei Port Container Terminal Corporation	〃	〃	16,000	151,870	20.00	151,870	
	Toplogis Technology Corp.	〃	〃	1,000	2,277	25.00	2,277	
	Power World Fund Inc.	None	Financial assets carried at cost - non current	2,727	27,272	5.68	-	Couldn't acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.53	-	〃
	Linden Technologies Inc.	〃	〃	50	15,372	2.53	-	〃
	Taiwan Fixed Network Corp.	〃	〃	70,000	700,000	1.08	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets - non current	42,232	490,801	8.45	506,783	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,853	7,344	0.04	79,897	
	China Petrochemical Development Corporation	〃	Financial assets held for trading	1,200	9,372	-	9,372	
	Sun Race Sturmey-Archer INC	〃	〃	618	2,509	-	2,509	
	China Man-Made Fiber Corporation	〃	〃	22	158	-	158	
	CMC Magnetics Corporation	〃	〃	169	1,578	-	1,578	
	OPTO TECH Corporation	〃	〃	300	4,620	-	4,620	
	Enlight Corporation	〃	〃	300	2,940	-	2,940	
	Delpha Construction CO., LTD.	〃	〃	150	694	-	694	
	Taiwan Life Insurance., Ltd	〃	〃	60	2,586	-	2,586	
	Quanta Display Inc.	〃	〃	509	6,208	-	6,208	
	Edom Technology Co,. Ltd.	〃	〃	150	2,325	-	2,325	
	Powerchip Semiconductor Corp.	〃	〃	110	2,338	-	2,338	
	Promos Technologies Inc	〃	〃	800	9,400	-	9,400	
	Taiwan Semiconductor CO., LTD	〃	〃	450	7,425	-	7,425	
	Lanner Electronics Inc	〃	〃	85	2,635	-	2,635	
	BSX	〃	〃	45	24,658	-	24,658	
	Mutual Fund:							
	Capital Strategic Growth Fund	〃	〃	2,000	19,720	-	19,720	
	Fuh Hwa Asia Tacific Balanced Fund	〃	〃	1,500	14,790	-	14,790	
	Global Short Term Fixed Income Fund	〃	〃	2,000	20,044	-	20,044	
	TIIM Grand Value Fund	〃	〃	1,220	14,596	-	14,596	
	Allianz Global Investors Global Quantitative Balanced Fund	〃	〃	6,000	59,820	-	59,820	
	Sino Pac Global Balanced Portfolio Fund	〃	〃	2,000	20,040	-	20,040	
	Polaris Global ETFs Fund of Funds	〃	〃	9,402	100,034	-	100,034	
	Tlam Happy Go Go Fund	〃	〃	5,000	48,261	-	48,261	
	Cathay Global Balance Fund of Fund	〃	〃	4,000	39,840	-	39,840	
	ING chb tri-go defensive portfolio	〃	〃	3,000	29,330	-	29,330	
	HSBC New Japan Fund of Fund	〃	〃	1,000	9,550	-	9,550	
	Adam Global Bond Fund	〃	〃	7,412	77,038	-	77,038	
	Truswell Global Balanced Fund	〃	〃	2,902	29,211	-	29,211	
	JPMF(Taiwan) Global Balanced Fund	〃	〃	2,654	30,387	-	30,387	
	Polaris Global ABS Fund (A)	〃	〃	7,000	69,263		69,263	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2006 No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen	Mutual Funds:							
Marine	FGIT Asia Pacific Growth Fund	None	Financial assets held for trading	4,000	$37,680	-	$37,680	
Corporation	Polaris Global Short-Duration Diversified Bond Fund	"	"	3,091	29,740	-	29,740	
	Paradigm Global Oil Resources High Yield Fund	"	"	2,947	30,088	-	30,088	
	TIIM Asian Real Estate Non-Dividend Fund	"	"	3,000	29,760	-	29,760	
	Capital Multi-Asset Allocation Fund	"	"	3,000	29,190	-	29,190	
	Sheng Hua 101 Global Mortgage Securitization Fund	"	"	2,000	20,083	-	20,083	
	Ta Chong North America Income Trust Fund	"	"	2,000	19,980	-	19,980	
	FGIT European Growth Fund	"	"	3,000	30,060	-	30,060	
	Trident Reit	"	"	2,000	20,060	-	20,060	
	Jih Sun Win-Tide Guaranteed Fund	"	"	3,000	29,670	-	29,670	
	Transcend Strategic Balanced Fund (series1)	"	"	3,000	31,543	-	31,543	
	Fubon Principal Protect Fund I	"	"	3,000	30,424	-	30,424	
	Fuhwa High Dividend TwII Private Fund	"	"	5,000	50,409	-	50,409	
	Transcend Strategic Growth(—) Fund	"	"	5,000	49,712	-	49,712	
	KGI Super Niche Fund	"	"	3,000	30,776	-	30,776	
	Transcend Strategic Balanced Fund (series2)	"	"	1,795	18,648	-	18,648	
	Transcend Strategic Balanced Fund (series5)	"	"	891	9,348	-	9,348	
	Cathay Wealthy One Fund	"	"	2,000	20,068	-	20,068	
	Sheng Hua Absolute Return Private Placement Fund	"	"	2,000	20,100	-	20,100	
	Fuh Hwa Unique Fund	"	"	2,100	21,021	-	21,021	
	Ta Chong Bond Fund	"	"	7,734	100,008	-	100,008	
	NITC Bound Fund	"	"	612	100,008	-	100,008	
	IIT Increment Fund	"	"	6,630	100,000	-	100,000	
	IIT Wan Pao	"	"	4,631	70,000	-	70,000	
	Paradigm Pion Fund	"	"	2,837	30,145	-	30,145	
	Jih sun bond fund	"	"	3,246	43,994	-	43,994	
	TLAM solomon bond fund	"	"	4,335	50,205	-	50,205	
	JF(Taiwan) Bond Fund	"	"	1,989	30,145	-	30,145	
	Fuhwa advantage bond fund	"	"	4,864	50,382	-	50,382	
	Prudential Financial Bond Fund	"	"	2,083	30,242	-	30,242	
	Fu Hwa Bond	"	"	4,551	60,245	-	60,245	
	Dresdner Bond DAM Fund	"	"	6,102	70,215	-	70,215	
	Mega Dimand Bon Fund	"	"	2,201	25,146	-	25,146	
	Kirin Bond Fund	"	"	9,100	100,000	-	100,000	
	Taiwan Bond Fund	"	"	63,346	80,370	-	80,370	
	Fubon Chi-Shiang Fund	"	"	12,337	160,445	-	160,445	
	Fubon Chi-Shiang Fund II	"	"	2,857	30,000	-	30,000	
	Capital Income Fund	"	"	1,360	20,095	-	20,095	
	Fubon Chi-Shiang Fund III	"	"	7,599	80,006	-	80,006	
	Fuh Hwa Albatross Fund	"	"	8,920	100,007	-	100,007	
	Franklin US Government Fund	"	"	113	32,512	-	32,512	
	MFS Meridian Emerg MKTS DEBT FD	"	"	145	82,010	-	82,010	
	MFS Inflation Adjusted Bond Fund	"	"	253	79,125	-	79,125	
	Forsyth Alternative Income Fund Class R (Jpy)	"	"	85	29,224	-	29,224	
	Skandia Global Bond Fund Class B	"	"	41	15,796	-	15,796	
	ABN AMRO HONG KONG EQUITY GUARANTEED FUND	"	"	10	29,347	-	29,347	
	Alexandra Global Inv. (Asia) B	"	"	39	18,545	-	18,545	
	Investec Global Energy Fund "C" Inc	"	"	1	15,104	-	15,104	
	ABN ASIA BOND FUND A	"	"	10	32,010	-	32,010	
	JULIUS BAER DIVERSIFIED FIXED INCOME HEDGE FUND	"	"	10	28,044	-	28,044	
	Fidelity Funds-Japan Fund	"	"	412	25,968	-	25,968	
	Nippon Small/Mid Cap Equity Fund A	"	"	67	23,067	-	23,067	
	Asian Strategic Balanced Return (A share)	"	"	99	32,823	-	32,823	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2006				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Mutual Fund:							
	Forsyth Commidity	None	Financial assets held for trading	76	$40,457	-	$40,457	
	PERMAL FUND	〃	〃	1	9,749	-	9,749	
	Jih Sun USD Denominated Oriental winner	〃	〃	50	15,834	-	15,834	
	TOPIX.BANK.ETF	〃	〃	232	29,229	-	29,229	
	Bond :							
	Korea Container Authority Bonds	〃	Held-to-maturity financial assets - non current	-	25,455	-	25,455	
	Corporate Bonds :							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	〃	Debt investment with no active market - non current	16	12,709	-	12,709	
	MERRILL LYNCH	〃	Financial assets held for trading	1	3,575	-	3,575	
Peony Investment S.A.	Greencompass Marine S.A.	Indirect subsidiary of the Company	Long-term equity investments accounted for by the equity method	3,535	USD 773,295	100.00	USD 773,295	
	Vigor Enterprise S.A.	Indirect subsidiary of the Company	〃	5	USD 541	100.00	USD 541	
	Clove Holding Ltd.	Indirect subsidiary of the Company	〃	10	USD 59,959	100.00	USD 59,959	
	Evergreen Heavy Industrial Corp. (M) Berhad	Indirect subsidiary of the Company	〃	42,120	USD 36,267	84.44	USD 36,267	
	PT. Multi Bina Pura International	Indirect subsidiary of the Company	〃	68	USD 10,480	95.30	USD 10,480	
	PT. Multi Bina Transport	Indirect subsidiary of the Company	〃	2	USD 227	17.39	USD 227	
	Armand Investment (Nether Lands) N.V.	Indirect subsidiary of the Company	〃	4	USD 1,697	70.00	USD 1,697	
	Shenzhen Greentrans Transportation Co., Ltd.	Indirect subsidiary of the Company	〃	-	USD 3,192	55.00	USD 3,192	
	Hatsu Marine Limited	Indirect subsidiary of the Company	〃	765	USD 102,252	51.00	USD 102,252	
	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	〃	-	USD 18,873	50.00	USD 18,873	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	〃	12,250	USD 21,609	48.18	USD 21,609	
	Shanghai Jifa Logistics Co., Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD 7,899	21.06	USD 7,899	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD 2,567	40.00	USD 2,567	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD 5,177	40.00	USD 5,177	
	Balsam Investment (Nether lands) N.V.	Investee company of Peony accounted for under equity method	〃	-	USD 177,912	49.00	USD 177,912	
	Evergreen Shipping Singapore Pte. Ltd.	Investee company of Peony accounted for under equity method	〃	383	USD 1,227	25.50	USD 1,227	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	〃	61	USD 2,270	50.00	USD 2,270	
	Evergreen Star (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	〃	204	USD 1,271	25.50	USD 1,271	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	〃	-	USD 848	25.44	USD 848	
	Evergreen India Pte Ltd.	Investee company of Peony accounted for under equity method	〃	5	USD 86	49.98	USD 86	
	Evergreen Marine Australia Pty Ltd.	Investee company of Peony accounted for under equity method	〃	245	USD 165	25.50	USD 165	
	Hutchison Inland Container Depots Limited	None	Financial assets carried at cost -non current	-	USD 1,492	7.50	USD 1,492	
	South Asia Gateway Terminals	〃	〃	6,211	USD 2,412	5.00	USD 2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	〃	〃	300	USD 1,556	15.00	USD 1,556	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2006				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investments accounted for by the equity method	8	USD934	72.95	USD934	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	〃	9	USD21,237	90.00	USD21,237	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Financial assets carried at cost	-	USD102,359	2.25	USD102,359	
	Everup profits Ltd.	Investee company of Clove accounted for under cost method	〃	-	-	2.25	-	
	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investments accounted for by the equity method	-	USD602	36.00	USD602	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	〃	22,860	USD55,101	40.00	USD55,101	
Island Equipment LLC	Whitney Equipment LLC	Investee company of Island accounted for under equity method	〃	-	USD723	100.00	USD723	
	Hemlock Equipment LLC	Investee company of Island accounted for under equity method	〃	-	USD770	100.00	USD770	
Hatsu Marine Limited	Island Equipment LLC	Indirect subsidiary of Peony	〃	-	USD175	15.00	USD175	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	〃	40	(USD282)	100.00	(USD282)	
Armand Estated (Netherlands)B.V.	Taipei Port Container Terminal	Investee company of Armand Estate B.V. accounted for under equity method	〃	80,000	USD2,350	10.00	USD2,350	
Greencompass Marines S.A.	UG. Hidden Dragon Balance Fund	None	Financial assets at fair value through profit or loss	103	USD1,313	-	USD1,313	
	Portus Banc Notes Series X	〃	〃	98	USD200	-	USD200	
	UBS Forward Arbitrage Strategy Fast Notes	〃	〃	50	USD4,563	-	USD4,653	
	Investec global energy fund	〃	〃	17	USD4,630	-	USD4,630	
	Quanta display CLN	〃	〃	1	USD1,011	-	USD1,011	
	Hannstar CLN	〃	〃	1	USD1,000	-	USD1,000	

Schedule 7

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Six Months Ended June 30, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Buyer/Seller	Marketable Securities	Financial Statement Account	Counterparty	Related Party	January 1, 2006		Buy		Sell				June 30, 2006	
					No. of Shares/ Units	Amount (Note)	No. of Shares/ Units	Amount	No. of Shares/ Units	Selling Price	Carrying Value	Gain (Loss) on Disposal	No. of Shares/ Units	Amount
Evergreen	Mutual Funds:													
Marine	Grand Cathy Bond Fund	Financial assets held for trading	Open market transaction	No	7,823	$100,000	-	$-	7,823	$100,047	$100,000	$47	-	$-
Corporation	Paradigm pion fund	〃	〃	〃	9,475	100,000	2,837	30,000	9,475	100,047	100,000	47	2,837	30,000
	Jih sun bond fund	〃	〃	〃	30,292	403,200	-	-	27,046	364,882	360,000	4,882	3,246	43,200
	TLAM solomon bond fund	〃	〃	〃	8,696	100,000	4,335	50,000	8,696	100,054	100,000	54	4,335	50,000
	JF(Taiwan) Bond Fund	〃	〃	〃	6,644	100,000	1,989	30,000	6,644	100,050	100,000	50	1,989	30,000
	Fuhwa advantage bond fund	〃	〃	〃	19,450	200,000	-	-	14,586	150,182	150,000	182	4,864	50,000
	TIIM Bond Fund	〃	〃	〃	7,156	100,000	-	-	7,156	100,041	100,000	41	-	-
	Cathay Fund	〃	〃	〃	8,786	100,000	2,633	30,000	11,419	130,176	130,000	176	-	-
	President Home Run	〃	〃	〃	7,222	100,000	2,884	40,000	10,106	140,195	140,000	195	-	-
	Fubon Chi-Shiang Fund	〃	〃	〃	6,958	100,000	6,255	90,000	13,212	190,092	190,000	92	-	-
	Transcend strategic bond fund	〃	〃	〃	8,330	100,000	-	-	8,330	100,047	100,000	47	-	-
	Dresdner Bond DAM Fund	〃	〃	〃	8,751	100,000	6,102	70,000	8,751	100,053	100,000	53	6,102	70,000
	New Light Taiwan Bond Fund	〃	〃	〃	9,887	100,000	-	-	9,887	100,051	100,000	51	-	-
	Taishin Lucky Fund	〃	〃	〃	11,365	115,000	2,959	30,000	14,324	145,115	145,000	115	-	-
	IIT Increment Fund	〃	〃	〃	6,630	100,000	-	-	-	-	-	-	6,630	100,000
	Fubon Chi-Shiang Fund I	〃	〃	〃	-	-	12,337	160,000	-	-	-	-	12,337	160,000
	Fubon Chi-Shiang Fund III	〃	〃	〃	-	-	14,271	150,000	6,672	70,118	70,000	118	7,599	80,000
	Polaris De Bao Fund	〃	〃	〃	9,146	100,000	1,826	20,000	10,972	120,155	120,000	155	-	-
	NITC Bound Fund	〃	〃	〃	-	-	612	100,000	-	-	-	-	612	100,000
	Kirin Bond Fund	〃	〃	〃	-	-	11,843	130,000	2,743	30,035	30,000	35	9,100	100,000
	Fuh Hwa Albatross Fund	〃	〃	〃	-	-	14,283	160,000	5,363	60,081	60,000	81	8,920	100,000
	Ta Chong Bond Fund	〃	〃	〃	-	-	7,734	100,000	-	-	-	-	7,734	100,000

Note: Initial amount prior to valuation.

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
For the Six Months Ended June 30, 2006
(Expressed in Thousands of Dollars)

			Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		
Purchaser/Seller	Counterparty	Nature of Relationship	Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	Remark
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$479,691	2.94	30~60 days	$-	-	$(9,815)	0.27	
							-	-			
	Evergreen International Corp.	Investee of the Company's major stockholder	Purchases	240,861	1.48	30~60 days	-	-	(1,940)	0.05	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	333,839	2.05	30~60 days	-	-	(48,656)	1.34	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Purchases	445,900	2.73	30~60 days	-	-	(767,872)	21.13	
			Sales	405,491	2.28	30~60 days	-	-	87,722	4.42	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	496,488	3.04	30~60 days	-	-	-	-	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	885,682	5.43	30~60 days	-	-	-	-	
	Italia Marittmas S.P.A	Investee of the Company's subsidiary with significant influence	Sales	974,752	5.49	30~60 days	-	-	212,229	10.69	
Taiwan Teminal Service Co., Ltd.	Evergreen Marine Corporation	Parent company	Sales	337,973	99.68	30~60 days	-	-	72,788	99.86	
Hatsu Marine Limited	Evergreen Marine Corporation	Parent company	Sales	GBP 6,390	2.26	30~60 days	-	-	GBP 2,319	5.97	
			Purchase	GBP 538	0.19	30~60 days	-	-	GBP -	-	
Greencompass Marine S.A.	Evergreen Marine Corporation	Parent company	Sales	USD 2,117	0.18	30~60 days	-	-	USD 337	0.40	
			Purchase	USD 15,541	1.34	30~60 days	-	-	USD 468	0.21	

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Six Months Ended June 30, 2006
(Expressed in Thousands of Dollars)

Creditor	Counterparty	Nature of Relationship	Balance as at June 30, 2006	Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
					Amount	Action Taken		
Evergreen Marine Corporation	Italia Marittima S.P.A	Subsidiary of Peony	Accounts receivable $212,229		$-	-	$212,229	$-
	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Other receivable 387,080		-	-	-	-
	EVA Airways Corp.	Investee accounted for by equity method	Other receivable 150,206		-	-	-	-
	Evergreen International Corp.	Investee of the Company's major stockholder	Other receivable 164,575		-	-	144,574	-
Hatsu Marine Limited	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party USD$2,848		USD -	-	USD -	USD -
Clove Holding Ltd.	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party USD$6,836		USD -	-	USD -	USD -

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Six Months Ended June 30, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2006			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2006	Balance as at January 1, 2006	No. of Shares	Ownership (%)	Carrying Value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$40,115,161	$(1,675,505)	$(1,661,330)	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	77,051	13,570	7,086	Subsidiary of the Company
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00	415,336	33,349	13,340	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,271,653	862,456	57,881	Investee accounted for by equity method
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	3,438	31.25	46,240	22,319	5,412	Investee accounted for by equity method
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	8,569,973	750,571	20.02	9,163,493	(845,015)	(180,909)	Investee accounted for by equity method
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	160,000	160,000	16,000	20.00	151,870	(6,754)	(1,349)	Investee accounted for by equity method
	Toplogis Technology Corporation	3F-3, No.185, Kewang Rd., Gaoyuan Village, Longtan Township, Taoyuan County	IT services and design and wholesale of software	10,000	10,000	1,000	25.00	2,277	(7,144)	(1,786)	Investee accounted for by equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Six Months Ended June 30, 2006

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2006			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2006	Balance as at January 1, 2006	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 773,295	(USD 25,611)	(USD 25,611)	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 8,000	5	100.00	USD 541	USD 41	USD 41	Indirect subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 59,959	(USD 9)	(USD 9)	Indirect subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 102,252	(USD 20,308)	(USD 10,357)	Indirect subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 36,267	(USD 1,354)	(USD 1,143)	Indirect subsidiary of the Company
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 10,480	USD 538	USD 512	Indirect subsidiary of the Company
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 227	USD 179	USD 31	Indirect subsidiary of the Company
	PT. Evergreen Marine Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.44	USD 848	USD 167	USD 42	Investee company of Peony accounted for under equity method
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	-	50.00	USD 18,873	(USD 1,100)	(USD 555)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 177,912	(USD 39,005)	(USD 19,112)	Investee company of Peony accounted for under equity method
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 7,899	USD 842	USD 117	Investee company of Peony accounted for under equity method
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,192	USD 117	USD 64	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,177	USD 739	USD 296	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,567	USD 1,169	USD 468	Investee company of Peony accounted for under equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Six Months Ended June 30, 2006

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2006			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2006	Balance as at January 1, 2006	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and discharging of containers	USD 28,636	USD 28,636	12,250	48.18	USD 21,609	USD 3,810	USD 1,836	Investee company of Peony accounted for under equity method
	Evergreen Shipping (S) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 1,227	USD 541	USD 138	Investee company of Peony accounted for under equity method
	Evergreen Star (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 1,271	USD 1,751	USD 446	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,270	USD 166	USD 83	Investee company of Peony accounted for under equity method
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 1,750	USD 1,750	4	70.00	USD 1,696	(USD 44)	(USD 31)	Indirect subsidiary of the Company
	Evergreen India Pte. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD 12	5	49.98	USD 86	USD 118	USD 59	Investee company of Peony accounted for under equity method
	Evergreen Marine Australia Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	-	25.50	USD 165	USD 447	USD 114	Investee company of Peony accounted for under equity method

Evergreen Marine Corporation and Subsidiaries—Greencompass Marine S. A.
Derivative financial instrument undertaken by the Company and its investee
June 30, 2006

1. Derivative financial instruments:

(1) The contract (notional principal) amounts and credit risk (expressed in thousand dollars)

	June 30, 2006		June 30, 2005	
Financial Instruments	Notional Principal (Contract Amount)	Credit Risk	Notional Principal (Contract Amount	Credit Risk
Interest rate swaps (IRS)	USD 113,419	USD 270	USD -	USD -
Foreign exchange option	EUR 5,000	USD -	USD -	USD -

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event of counterparties' default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. And the foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and forward exchange options , no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is dominant. In addition, since the interest rates, exchange rates and prices are fixed, cash flow risk is determined to be remote.

(4) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Company are held for trading and non-trading purposes. . The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Company focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(5) Disclosures of derivative financial instruments in the financial statements

1) Interest rate swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

2) Foreign Exchange Option:

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

2. Fair values of financial instruments

Derivative financial instruments	June 30, 2006				June 30, 2005			
	Carrying Value		Fair Value		Carrying Value		Fair Value	
Interest rate swaps	USD	(69)	USD	(69)	USD	-	USD	-
Foreign exchange options	USD	(94)	USD	(94)	USD	-	USD	-

Evergreen Marine Corporation
Investments in Mainland China
For the Six Months Ended June 30, 2006
(Expressed in Thousands of Dollars)

Investee in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at June 30, 2006	Investment Amount Remitted to Mainland China from Taiwan during 2006	Amount Remitted Back to Taiwan from Mainland China during 2006	Balance of Investments in Mainland China as at June 30, 2006	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 2006 (Note 2)	Carrying Value of Investments as at June 30, 2006	Accumulated Amount of Investment Income Remitted Back to Taiwan as at June 30, 2006
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$194,286 (USD 6,000)	$-	$-	$194,286 (USD 6,000)	21.06	$5,697 (USD 177)	$255,778 (USD 7,899)	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$32,964 (USD 1,018)	-	-	32,964 (USD 1,018)	40.00	15,063 (USD 468)	83,122 (USD 2,567)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$143,998 (USD 4,447)	-	-	143,998 (USD 4,447)	40.00	9,527 (USD 296)	167,636 (USD 5,177)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	$101,482 (USD 3,134)	-	-	101,482 (USD 3,134)	55.00	2,060 (USD 64)	103,360 (USD 3,192)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	26,281 (HKD 6,304)	-	-	26,281 (HKD 6,304)	6.85	-	26,281 (HKD 6,304)	-

Balance of Investments in Mainland China as at June 30, 2006	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$499,012 (USD 14,599) (HKD 6,304)	$1,084,278 (USD 33,485)	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	9,290,933
			$12,790,933

(Net worth of the Company: NT$56,454,665)

Note 1: Investments in Mainland China can be conducted by the following ways:
(1) Remitting the funds to Mainland China via a thirty country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2: Investment income (loss) for the year
"(1)" denotes that the investee is still in the start-up stage.
"(2)" denotes the basis on which the investment income (loss) is recognized.
(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others